UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	First quarter 2014 earnings report of Grupo Financiero Santander México, S.A.B. de C.V
2.	First quarter 2014 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: April 29, 2014

Item 1

1Q.14 | EARNINGS RELEASE | 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter
II.	Summary of 1Q14 Consolidated Results
III.	Analysis of 1Q14 Consolidated Results
IV.	Relevant Events & Representative Activities and Transactions
V.	Credit Ratings
VI.	1Q14 Earnings Call Dial-In Information
VII.	Financial Statements
VIII.	Notes to the Financial

1Q.14 | EARNINGS RELEASE | 2

Grupo Financiero Santander México Reports First Quarter 2014 Loan Portoflio Up 16.2% YoY and Net Income of Ps.3,259 Million

-	Loan portfolio growth driven by increases of 29.0% in SMEs, 9.1% in credit cards, 8.9% in consumer loans, 31.7% in mortgages (including inorganic growth) and 21.0% in middle-market

-	Continued prudent risk management reflected in a NPL ratio of 2.0% (excluding homebuilders and ING acquired portfolio) and in a cost of risk of 3.5%

-	Ongoing emphasis on operating efficiency resulted in a 44.3% efficiency ratio, despite higher branch expansion expenses

Mexico City – April 29, 2014, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three-month period ending March 31, 2014.

Reported net income for the quarter was Ps.3,259 million, representing YoY and QoQ decreases of 30.9% and 46.9%, respectively. Comparable net income in 1Q14 decreased 27.0% YoY and increased 8.9% sequentially. Comparable 4Q13 results exclude the following items: i) a Ps.1,927 million net gain after taxes resulting from the divestiture of the asset management business, ii) a Ps.1,074 million benefit from recognized advanced tax credits and iii) an extraordinary net benefit of Ps.199 million before taxes related to the mandatory regulatory change in employee profit sharing (EPS) future payments occurred in 4Q13.  Additionally, comparable 1Q13 results exclude a tax benefit of Ps.250 million resulting from the sale of a previously written-off loan portfolio.

Grupo Financiero Santander México
Highlights
	1Q14	4Q13	1Q13	% YoY
Income Statement Data
Net interest income	8,993	9,384	8,636	4.1
Fee and commission, net	3,423	3,310	3,218	6.4
Core revenues	12,416	12,694	11,854	4.7
Provisions for loan losses	3,469	3,598	2,804	23.7
Administrative and promotional expenses	5,902	5,730	5,288	11.6
Net income	3,259	6,134	4,717	(30.9)
Net income per share1	0.48	2.80	0.69	(30.2)
Balance Sheet Data
Total loans	409,349	394,932	352,267	16.2
Deposits	401,081	404,668	364,120	10.2
Shareholders´s equity	98,106	94,701	102,519	(4.3)

Key Ratios				bps
Net interest margin	5.05%	5.25%	5.21%	(15.6)
Net loans to deposits ratio	98.1%	93.6%	93.5%	459.0
ROAE2	13.5%	21.7%	18.8%	(531.3)
ROAA	1.5%	2.7%	2.3%	(80.5)
Efficiency ratio	44.3%	35.5%	39.8%	451.4
Capital ratio	15.7%	15.9%	15.6%	6.0
NPLs ratio	3.40%	3.56%	1.83%	157.4
Coverage ratio	115.4%	115.5%	185.6%	(7,013.0)
Operating Data				%
Branches3	1,279	1,258	1,193	7.2
ATMs	5,295	5,264	5,020	5.5
Customers	10,697,654	10,728,823	10,435,972	2.5
Employees	14,384	14,260	13,498	6.6

1) Treasury Shares and discontinued operations are not included
2) ROAE as reported
3) As of 1Q14 includes: 1,038 branches + 119 cash desks + 3 select offices + 50 select units + 45 select boxes + 24 brokerage house branches

Marcos Martínez, Executive President and CEO, commented,  “We started the year with strong loan growth, up 16%, substantially above Mexican financial system growth rates during the period, and reported a positive performance across all core segments. Most importantly, this solid growth was achieved in a continued challenging macro environment that negatively affected the overall financial system. Furthermore, organic growth, excluding the mortgage acquisitions, remained solid at 12% YoY, also well-above market growth."

"Among our core products, SME loans grew YoY by 29% as we continue to further strengthen our leadership position in this attractive market with a differentiated value proposition through a specialized network. Our strong focus on the mid- and high-

1Q.14 | EARNINGS RELEASE | 3

income mortgage market has allowed us to expand this portfolio by 32%, underscoring our #2 position. Despite still challenging consumer market conditions, we have started to see an incipient pick-up in growth rates in the credit card segment - up 9% YoY this quarter. Our focus on core products is further supported by continued growth in Middle-Market, a segment that has achieved strong performance - up 21% this quarter.”

“Commissions and fees also showed a positive performance - up 6% YoY, even when compared against a strong year-ago quarter. Net interest income increased 4% YoY, with net interest margin of 5.05%, reflecting business growth and lower cost of funding. Gross operating income, however, remained stable affected by unusually high trading gains in 1Q13. We also remained on track with our expansion plan, opening 103 new branches to-date, for a total of 200 planned, which we expect will further drive deposit growth and support our liquidity profile.”

Mr. Martínez concluded, “Looking ahead, we expect economic activity and GDP growth to pick up in the second half of the year, driving incremental demand for the core financial services that we offer.”

1Q.14 | EARNINGS RELEASE | 4

SUMMARY OF FIRST QUARTER 2014 CONSOLIDATED RESULTS

Net income

Santander México reported net income of Ps.3,259 million in 1Q14, a decrease of 30.9% YoY and 46.9% QoQ. Comparable 4Q13 results exclude the following items: i) a Ps.1,927 million net gain after taxes resulting from the divestiture of the asset management business, ii) a Ps.1,074 million benefit from recognized advanced tax credits and iii) an extraordinary net benefit of Ps.199 million before taxes related to the mandatory regulatory change in employee profit sharing (EPS) future payments occurred in 4Q13.  Additionally, comparable 1Q13 results exclude a tax benefit of Ps.250 million resulting from the sale of a previously written-off loan portfolio. Adjusted for the aforementioned items, comparable net income in 1Q14 would have decreased 27.0% YoY and increased 8.9% sequentially.

Capitalization and ROAE

Banco Santander (Mexico)’s preliminary capital ratio at period end 1Q14 was 15.7%, compared to 15.6% at period end 1Q13 and 15.9% at period end 4Q13. The 15.7% capital ratio was comprised of 12.6% Tier 1 and 3.1% Tier 2.

1Q14 ROAE was 13.5%, versus 18.8% in 1Q13 and 21.7% in 4Q13. Excluding non-comparable items in 2013, comparable ROAE for 1Q13 and 4Q13 would have been 18.4% and 16.6%,

Net interest income

Net interest income in 1Q14 increased YoY by 4.1%, or Ps.357 million, to Ps.8,993 million. On a sequential basis, net interest income decreased 4.2%, or Ps.391 million, from Ps.9,384 million reported in 4Q13.

Net interest margin ratio calculated with daily average interest-earning assets for 1Q14 was 5.05%, 16 basis points (“bps”) lower than 1Q13 and 20 bps below 4Q13.

Interest income increased 0.2%, or Ps.34 million, from Ps.13,608 million in 1Q13 to Ps.13,642 million in 1Q14. An increase of 4.6%, or

1Q.14 | EARNINGS RELEASE | 5

Ps.464 million, in interest income from our loan portfolio was partially offset by YoY decreases of Ps.171 million, or 32.3%, in funds available, Ps.131 million, or 6.4%, in investment in securities and Ps.104 million, or 11.7%, in sale and repurchase agreements.

Interest expense decreased YoY 6.5%, or Ps.323 million, to Ps.4,649 million in 1Q14, primarily due to declines in interest expense of Ps.420 million on term deposits, Ps.416 million on our sale and repurchase agreements and Ps.168 million on credit instruments issued. These declines were partially offset by a Ps.287 million increase in interest paid on bank and other loans, Ps.261 million on subordinated capital notes and Ps.133 million on our demand deposits.

Loan portfolio growth

Santander México’s total loan portfolio in 1Q14 increased YoY by 16.2%, or Ps.57,082 million, to Ps.409,349 million, and 3.7%, or Ps.14,417 million, on a sequential basis. This YoY increase reflects organic growth of 12.2% YoY, as well as the positive contribution from the November 2013 acquisition of ING’s mortgage business (now Santander Vivienda) as well as the acquisition in 1Q14 of an INFONAVIT mortgage portfolio focused on mid-income individuals.

In 1Q14, Santander México’s loan portfolio expanded YoY across all core products, in both the individual and commercial loan segments. Individual loan growth was mainly driven by mortgages, while consumer and credit cards continued to reflect the economic slowdown that extended in 1Q14. However, we saw an incipient pick-up in the credit card loan portfolio, while the consumer portfolio growth was impacted by the sale of the payroll loan portfolio related to a discontinued payroll contract in 4Q13. Commercial loans continued to benefit from a significant YoY increase in the SMEs and middle-market loan portfolio, despite a decline in corporate loans.

Asset quality

The NPL ratio in 1Q14 was 3.40%, a 157 bps increase from the 1.83% level reported in 1Q13 and 16 bps below the 3.56% achieved in 4Q13. The NPL ratio reported in 1Q14 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,397 million, as well as the effect from the recent acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 1Q14 amounted to Ps.1,410. Excluding the impact of the homebuilders and Santander Vivienda portfolio, the NPL ratio for 1Q14 and 4Q13 would have been 2.04% and 2.15%, respectively. The current NPL ratio reflects loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

NPLs in 1Q14 increased 116.3% to Ps.13,931 million, from Ps.6,442 million reported in 1Q13. On a sequential basis, NPLs decreased 0.8%, from Ps.14,043 million reported in 4Q13. The 0.8% decrease was mainly due to a Ps.371 million, or 5.1%, decrease in non-performing loans in the commercial portfolio, which at end of 1Q14 represented 49.6% of our total non-performing loans.

The coverage ratio for the quarter was 115.4%, a decrease from 185.6% in 1Q13 and stable from 115.5% in 4Q13.

1Q.14 | EARNINGS RELEASE | 6

Loans to deposit ratio

At 1Q14, deposits increased 10.2% YoY and decreased 0.9% sequentially, representing 52.1% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth.

The net loan to deposit ratio was 98.1% in 1Q14, compared with 93.6% in 4Q13.

Contribution to net income by subsidiary

Reported net income in 1Q14 was Ps.3,259 million, representing YoY and QoQ decreases of 30.9% and 46.9%, respectively.

Adjusting for non-comparable items, net income would have decreased 27.0% YoY. On a sequential basis, comparable net income would have increased 8.9%.

Casa de Bolsa Santander, the brokerage business, reported a net loss of Ps.42 million, compared with net income of Ps.101 million in 1Q13 and a net loss of Ps.44 million in 4Q13.

The Holding and other subsidiaries reported a net loss of Ps.18 million in 1Q14 compared with net income of Ps.42 million in 1Q13 and Ps.1,897 million in 4Q13. 4Q13 results include the non-recurring net gain after taxes resulting from the divestiture of the asset management business.

Grupo Financiero Santander México
Earnings contribution by subsidiary
Millions of Mexican Pesos
						% Variation
	1Q14	4Q13	1Q13	3M14	3M13	Year
Banking business1/	3,319	4,281	4,574	3,319	4,574	(27.4)
Brokerage	(42)	(44)	101	(42)	101	(141.6)
Holding	(18)	1,897	42	(18)	42	(142.9)
Net income attributable to Grupo Financiero Santander México	3,259	6,134	4,717	3,259	4,717	(30.9)
1/ Includes sofomers

1Q.14 | EARNINGS RELEASE | 7

ANALYSIS OF FIRST QUARTER 2014 CONSOLIDATED RESULTS
(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Grupo Financiero Santander México
Income statement
Millions of Mexican Pesos				% Variation				% Variation
	1Q14	4Q13	1Q13	Prev. quarter	Year	3M14	3M13	14/13

Net interest income	8,993	9,384	8,636	(4.2)	4.1	8,993	8,636	4.1
Provision for loan losses	(3,469)	(3,598)	(2,804)	3.6	(23.7)	(3,469)	(2,804)	(23.7)
Net interest income after provisions for loan losses	5,524	5,786	5,832	(4.5)	(5.3)	5,524	5,832	(5.3)
Commission and fee income, net	3,423	3,310	3,218	3.4	6.4	3,423	3,218	6.4
Net gain (loss) on financial assets and liabilities	553	102	1,049	442.2	(47.3)	553	1,049	(47.3)
Other operating income	360	407	395	(11.5)	(8.9)	360	395	(8.9)
Administrative and promotional expenses	(5,902)	(5,730)	(5,288)	(3.0)	(11.6)	(5,902)	(5,288)	(11.6)
Operating income	3,958	3,875	5,206	2.1	(24.0)	3,958	5,206	(24.0)
Equity in results of associated companies	17	24	15	(29.2)	13.3	17	15	13.3
Operating income before taxes	3,975	3,899	5,221	1.9	(23.9)	3,975	5,221	(23.9)
Income taxes	(716)	293	(552)	(344.4)	(29.7)	(716)	(552)	(29.7)
Income from continuing operations	3,259	4,192	4,669	(22.3)	(30.2)	3,259	4,669	(30.2)
Income from discontinued operations, net	0	1,943	48	(100.0)	(100.0)	0	48	(100.0)
Non-controlling interest	0	(1)	0	100.0	0.0	0	0	0.0
Net income	3,259	6,134	4,717	(46.9)	(30.9)	3,259	4,717	(30.9)
During 1Q14, Santander México reported net income of Ps.3,259 million, representing 30.9% and 46.9% YoY and sequential decreases, respectively. These comparisons, however, were impacted by certain items in 2013.

Items that impacted net income during 4Q13 are:

▪	A Ps.1,927 million extraordinary net gain after taxes resulting from the divestiture of the asset management business;

▪	A Ps.1,074 million benefit from recognized advanced tax credits; and

▪	An extraordinary net benefit of Ps.199 million before taxes, to account for the mandatory regulatory change regarding employee profit sharing (EPS) future payments.

Additionally, 1Q13 was positively impacted by a tax benefit of Ps.250 million resulting from the recognition of losses on the sale of a previously written-off loan portfolio.

Excluding these items, comparable net income during 1Q14 would have decreased 27.0% YoY, but would have increased 8.9% QoQ.

1Q.14 | EARNINGS RELEASE | 8

Grupo Financiero Santander México
Net income adjustments
Million pesos				% Variation	% Variation
	1Q14	4Q13	1Q13	Year	Prev. quarter
Net income	3,259	6,134	4,717	(30.9)	(46.9)
Net regulatory EPS effects on expenses		(199)
Adjusted net income (before taxes)	3,259	5,935	4,717
Net Benefit from asset management business divestiture		(1,927)
Advanced tax credits		(1,074)
Tax benefits on written-off portfolio sale			(250)
Taxes		60
Adjusted net income	3,259	2,994	4,467	(27.0)	8.9

Net interest income for 1Q14 amounted to Ps.8,993 million, representing a YoY increase of Ps.357 million, or 4.1% and a QoQ decrease of Ps.391 million, or 4.2%.

Interest income increased 0.2%, or Ps.34 million, YoY to Ps.13,642 million in 1Q14 from Ps.13,608 million in 1Q13. This was primarily driven by growth in the Bank’s business volume, which resulted in a Ps.464 million, or 4.6%, increase in interest income from the loan portfolio. This was partially offset by YoY decreases in interest income of Ps.171 million, or 32.3%, in funds available, Ps.131 million, or 6.4%, in investment in securities and Ps.104 million, or 11.7%, in sale and repurchase agreements.

Interest expense decreased YoY by 6.5%, or Ps.323 million, to Ps.4,649 million in 1Q14, primarily due to declines in interest expenses of Ps.420 million on term deposits, Ps.416 million on our sale and repurchase agreements and Ps.168 million on credit instruments issued. These declines were partially offset by increases in interest paid of Ps.287 million on bank and other loans, Ps.261 million on subordinated capital notes and Ps.133 million on our demand deposits.

Provisions for loan losses for the quarter were Ps.3,469 million, representing a YoY increase of Ps.665 million, or 23.7%, and a sequential decrease of Ps.129 million, or 3.6%.

The NPL ratio in 1Q14 was 3.40%, a 157 bps increase from the 1.83% level reported in 1Q13 and 16 bps below the 3.56% achieved in 4Q13.

The coverage ratio for the quarter was 115.4%, a decrease from 185.6% in 1Q13 and stable from 115.5% in 4Q13.

Net commissions and fee income for 1Q14 amounted to Ps.3,423 million, rising 6.4% YoY, and 3.4% sequentially. The YoY increase was mainly due to a positive performance in commissions from credit cards, insurance brokerage and collections and payments, which were up 11.3%, 10.6% and 18.2%, respectively.

During 1Q14, Santander México reported a Ps.553 million net gain from financial assets and liabilities, compared with a gain of Ps.1,049 million in 1Q13 and a gain of Ps.102 million in 4Q13. The net gain on financial assets and liabilities in 1Q14 is mainly explained by valuation gains of Ps.2,061 million principally related to derivative positions, which were partially offset by trading losses of Ps.1,508 million, also mainly related to derivatives.

1Q.14 | EARNINGS RELEASE | 9

Other operating income in 1Q14 totaled Ps.360 million, down from Ps.395 million in 1Q13 and Ps.407 in 4Q13, mainly due to a Ps.116 million loss from the sale of performing loans, related to the payroll portfolio that was discontinued in 4Q13.

Administrative and promotional expenses in 1Q14 amounted to Ps.5,902 million, representing a YoY increase of 11.6%, or Ps.614 million. Expenses derived from ongoing branch expansion affect YoY comparisons despite stringent cost controls.

Operating income in 1Q14 totaled Ps.3,958 million, representing a YoY decline of Ps.1,248 million, or 24.0%, mainly due to unusually high trading gains in 1Q13 as well as higher provisions in 1Q14 driven by the introduction of the expected losses methodology in the commercial loan portfolio. On a sequential basis, operating income increased by Ps.83 million, or 2.1%.

Net income in 1Q14 amounted to Ps.3,259 million, a decrease of 30.9% from 1Q13. On a sequential basis, net income decreased 46.9%. Excluding the net impact of non-comparable items, net income would have decreased 27.0% YoY and increased 8.9% sequentially.

1Q.14 | EARNINGS RELEASE | 10

Net interest income

Grupo Financiero Santander México
Net interest income
Millions of Mexican Pesos				% Variation				% Variation
	1Q14	4Q13	1Q13	Prev. Quarter	Year	3M14	3M13	14/13
Interest on funds available	358	390	529	(8.2)	(32.3)	358	529	(32.3)
Interest on margin accounts	79	84	103	(6.0)	(23.3)	79	103	(23.3)
Interest and yield on securities	1,917	2,077	2,048	(7.7)	(6.4)	1,917	2,048	(6.4)
Interest and yield on loan portfolio – excluding credit cards	7,897	7,816	7,529	1.0	4.9	7,897	7,529	4.9
Interest and yield on loan portfolio related to credit card transactions	2,377	2,443	2,317	(2.7)	2.6	2,377	2,317	2.6
Commissions collected on loan originations	226	202	190	11.9	18.9	226	190	18.9
Interest and premium on sale and repurchase agreements and securities loans	788	651	892	21.0	(11.7)	788	892	(11.7)
Interest Income	13,642	13,663	13,608	(0.2)	0.2	13,642	13,608	0.2

Average earning assets*						712,317	663,494

Interest from customer deposits – demand deposits	(735)	(775)	(602)	5.2	(22.1)	(735)	(602)	(22.1)
Interest from customer deposits – time deposits	(1,031)	(1,130)	(1,451)	8.8	28.9	(1,031)	(1,451)	28.9
Interest from credit instruments issued	(297)	(313)	(465)	5.1	36.1	(297)	(465)	36.1
Interest on bank and other loans	(464)	(289)	(177)	(60.6)	(162.1)	(464)	(177)	(162.1)
Interest on subordinated capital notes	(261)	(11)	0	(2,272.7)	0.0	(261)	0	0.0
Interest and premium on sale and repurchase agreements and securities loans	(1,861)	(1,761)	(2,277)	(5.7)	18.3	(1,861)	(2,277)	18.3
Interest expense	(4,649)	(4,279)	(4,972)	(8.6)	6.5	(4,649)	(4,972)	6.5

Net interest income	8,993	9,384	8,636	(4.2)	4.1	8,993	8,636	4.1
*Includes funds available, margin accounts, investment in securities, loan portfolio and sale and repurchase agreements

Net interest income in 1Q14 amounted to Ps.8,993 million, representing a a YoY increase of Ps.357 million, or 4.1%, and a QoQ decline of Ps.391 million, or 4.2%.

Net interest margin ratio calculated with daily average interest-earning assets for 1Q14 was 5.05%, versus the 5.21% and 5.25% reported in 1Q13 and 4Q13, respectively.

The YoY increase in net interest income for the quarter is explained by the combined effect of a Ps.34 million increase in interest income, from Ps.13,608 million in 1Q13 to Ps.13,642 million in 1Q14, together

1Q.14 | EARNINGS RELEASE | 11

with a Ps.323 million decrease in interest expense, from Ps.4,972 million in 1Q13 to Ps.4,649 million in 1Q14. This is mainly explained by a Ps.48,823 million increase in average-earning assets together with a 54 bps decline in the average interest rate, combined with a Ps.51,413 million increase in average interest-bearing liabilities and a 48 bps lower average cost.

The sequential decrease in net interest income resulted mainly from the Ps.21 million decrease in interest income, from Ps.13,663 million in 4Q13 to Ps.13,642 million in 1Q14, together with a Ps.370 million increase in interest expense, from Ps.4,279 million in 4Q13 to Ps.4,649 million in 1Q14, mainly due to higher interest expense on the subordinated capital notes issued in 4Q13. This is explained by an increase of Ps.35,740 million in average interest-earning assets and a 42 bps decrease in the average interest income rate, combined with an increase of Ps.39,794 million in interest-bearing liabilities together with an increase of 5 bps in the average interest rate paid.

Interest income

Interest income increased YoY by 0.2%, or Ps.34 million, from Ps.13,608 million in 1Q13 to Ps.13,642 million in 1Q14, principally due to an increase of 4.6%, or Ps.464 million, in interest income from our recurring loan portfolio, which was partially offset by YoY decreases of Ps.171 million, or 32.3%, in funds available, Ps.131 million, or 6.4%, in investment in securities and Ps.104 million, or 11.7%, in sale and repurchase agreements.

1Q14 average interest-earning assets grew YoY by Ps.48,823 million, or 7.4%, mainly driven by the following increases:  Ps.50,373 million in the average volume of the loan portfolio, including credit cards;  Ps.20,295 million in the investments in securities portfolio; and Ps.1,182 million in repurchase agreements. These increases were partially affected by a decrease of Ps.23,225 million in the investments in funds available.

On a sequential basis, interest income decreased by 0.2%, or Ps.21 million, reflecting declines of Ps.160 million in interest from investment in securities and Ps.32 million on funds available, while interest income on repurchase agreements and on the loan portfolio increased by Ps.137 million and Ps.39 million, respectively.

1Q14 average interest-earning assets grew QoQ by Ps.35,740 million, or 5.3%, mainly driven by the following increases:  Ps.10,288 million in the average volume of the loan portfolio, including credit cards;  Ps.14,585 million in the investments in securities portfolio; and Ps.10,162 million in repurchase agreements.

The average interest rate on interest-earning assets declined in 1Q14 to 7.66%, representing decreases of 54 bps from 8.20% in 1Q13 and of 42 bps from 8.08% in 4Q13.

The breakdown of interest income for 1Q14 is as follows: loan portfolio, which is considered the main source of recurring income, accounts for 77.0%; investment in securities 14.1%; and other items 8.9%.

Loan Portfolio

The evolution of the loan portfolio continues to show a steady positive trend, underscored by diversification across segments and growth in all core businesses, despite the economic slowdown in Mexico that extended into 1Q14.

1Q.14 | EARNINGS RELEASE | 12

Loan portfolio

The total loan portfolio rose YoY by 16.2%, or Ps.57,082 million, to Ps.409,349 million in 1Q14. On a sequential basis, the total loan portfolio increased 3.7%, or Ps.14,417 million. This YoY increase reflects organic growth of 12.2%, as well as the positive contribution from the November 2013 acquisition of ING’s mortgage business (now Santander Vivienda) and the acquisition of a mortgage portfolio from INFONAVIT servicing mid-income individuals that complements our strategy to focus on the mid- and high-income segment. In this context, strategic segments, specifically SMEs and mortgages, grew above market, and were further supported by middle-market that also grew above market rates. Meanwhile, credit cards showed an incipient pick-up and the consumer segment continues to reflect the economic slowdown that extended into 1Q14 and was negatively impacted by the sale of the payroll portfolio related to the discontinued payroll contract reported in 4Q13.

Grupo Financiero Santander México
Loan portfolio breakdown
Millions of Mexican Pesos	1Q14%		4Q13%		1Q13%

Commercial	193,854	47.4%	190,149	48.1%	175,830	49.9%
Government	42,756	10.4%	37,487	9.5%	37,641	10.7%
Consumer	67,069	16.4%	66,609	16.9%	61,905	17.6%
Credit cards	39,211	9.6%	39,009	9.9%	36,022	10.2%
Other consumer	27,858	6.8%	27,600	7.0%	25,884	7.3%
Mortgages	91,739	22.4%	86,644	21.9%	70,448	20.0%
Total performing loan	395,418	96.6%	380,889	96.4%	345,825	98.2%

Commercial	6,910	1.7%	7,280	1.8%	1,815	0.5%
Government	0	0.0%	0	0.0%	8	0.0%
Consumer	2,895	0.7%	2,696	0.7%	2,261	0.6%
Credit cards	1,295	0.3%	1,071	0.3%	1,095	0.3%
Other consumer	1,600	0.4%	1,626	0.4%	1,165	0.3%
Mortgages	4,126	1.0%	4,067	1.0%	2,358	0.7%
Total non-performing loan	13,931	3.4%	14,043	3.6%	6,442	1.8%

Total loan portfolio	409,349	100.0%	394,932	100.0%	352,267	100%

1Q.14 | EARNINGS RELEASE | 13

The Commercial portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 59.5% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 49.0% of the total loan portfolio. As of 1Q14, commercial loans increased 13.1% YoY, principally reflecting the 29.0% and 21.0% increases in the SMEs and middle market segments, respectively, while loans to corporates decreased 11.2%. On a sequential basis, the commercial loan portfolio increased 3.7%, principally reflecting a 10.3% decline in the corporates portfolio, while middle-market and SMEs continued to perform well with increases of 4.6% and 9.6%, respectively.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 40.5% of the total loan portfolio. Credit card, consumer and mortgage loans represented 9.9%, 7.2%, and 23.4% of the total loan portfolio, respectively, and increased YoY by 9.1%, 8.9%, and 31.7%, respectively. Our mortgage loan strategy focuses on the middle income and residential segments, and was further supported this quarter with the acquisition of a mortgage portfolio from INFONAVIT and in 4Q13 with the acquisition of ING Hipotecaria’s mortgage business (now Santander Vivienda). Consumer loans increased 1.0% sequentially, with a 1.1% increase in credit card loans, while the rest of the consumer loan portfolio grew 0.8%, reflecting an incipient pick-up in credit cards while the consumer segment was negatively impacted by the sale of the payroll portfolio related to the discontinued payroll contract reported in 4Q13.

Interest expense

Interest expense decreased 6.5%, or Ps.323 million, to Ps.4,649 million in 1Q14, from Ps.4,972 million in 1Q13, mainly driven by decreases in interest expense of Ps.420 million on term deposits, Ps.416 million on our sale and repurchase agreements and Ps.168 million on credit instruments issued. These declines were partially offset by increases in interest paid of Ps.287 million on bank and other loans, Ps.261 million on subordinated capital notes and Ps.133 million on our demand deposits.

Average interest-bearing liabilities increased YoY by Ps.51,413 million, or 8.9%, mainly explained by the following increases: Ps.48,635 million in demand deposits, Ps.19,207 million in bank and other loans and Ps.17,205 million in subordinated debentures, which were partially offset by a Ps.17,464 million decrease in term deposits and Ps.12,718 million in credit instruments issued.

On a sequential basis, interest expense increased 8.6%, or Ps.370 million, to Ps.4,649 million in 1Q14, from Ps.4,279 million in 4Q13, mainly reflecting increases in interest paid on bank and other loans, subordinated capital notes and repurchase agreements.

Sequentially, average interest-bearing liabilities increased by Ps.39,794 million, or 6.7%, mainly explained by the following increases: Ps.16,291 million in subordinated debentures, Ps.16,173 million in bank and other loans, Ps.13,601 in repurchase agreements and Ps.3,640 million in demand deposits, which were partially offset by decreases of Ps.7,286 million in term deposits and Ps.2,625 million in credit instruments issued.

The average interest rate on interest-bearing liabilities declined to 2.95% in 1Q14, or 48 bps, from 3.43% in 1Q13, and increased by 6 bps from 2.89% in 4Q13.

The Ps.4,649 million in interest expenses paid in 1Q14 is broken down as follows: sale and repurchase agreements 40.0%, time deposits 22.2%, demand deposits 15.8%, credit instruments issued 6.4%, interbank loans 10.0% and subordinated debentures 5.6%.

1Q.14 | EARNINGS RELEASE | 14

*1Q13 demand deposits were adjusted Ps.10,800 downward in order to deduct the effect from a reclassification that is not reflected in CNBV reported figures

Total deposits at the end of 1Q14 amounted to Ps.401,081 million, representing an increase of 10.2% YoY and a decrease of 0.9% QoQ. Santander México continues to implement its strategy of enhancing customer service to meet the needs of each segment. Additionally, the introduction of campaigns for SMEs and middle-market segments, as well as of new investment products targeted to middle- and high-income clients continue to contribute to this performance. As of 1Q14, demand deposits reached Ps.255,062 million, an increase of 18.2% YoY and a decline of 1.1% sequentially. Total time deposits reached Ps.146,019 million, a decrease of 1.6% YoY and 0.5% QoQ.

Interest expense on demand deposits amounted to Ps.735 million during 1Q14, representing a YoY increase of 22.1% and a sequential decrease of 5.2%. The YoY increase was mainly driven by a higher average balance in demand deposits, combined with a 11 bps decrease in the average interest rate paid.

Interest paid on time deposits declined 28.9% YoY to Ps.1,031 million. On a sequential basis, interest paid on time deposits decreased 8.8%. The YoY decrease reflects a lower average volume together with a 77 bps decrease in average interest rate paid.

Asset quality

Non-performing loans (NPL) at the end of 1Q14 increased YoY by Ps.7,489 million, or 116.3%, to Ps.13,931 million, and decreased QoQ by 0.8%, or Ps.112 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 49.6%, consumer loans 20.8%, and mortgage loans 29.6%.

1Q.14 | EARNINGS RELEASE | 15

Grupo Financiero Santander México
Asset quality

Millions of Mexican Pesos				Variation %
	1Q14	4Q13	1Q13	Prev. quarter	Year
Total loans	409,349	394,932	352,267	3.7	16.2
Performing loans	395,418	380,889	345,825	3.8	14.3
Non-performing loans	13,391	14,043	6,442	(0.8)	116.3

Allowance for loan losses	(16,081)	(16,222)	(11,954)	(0.9)	34.5

Non-performing loan ratio	3.40%	3.56%	1.83%	(16)bps	157bps
Coverage ratio	115.4	115.5	185.6	(8)bps	(701)bps

The NPL ratio in 1Q14 was 3.40%, a 157 bps increase from the 1.83% level reported in 1Q13 and 16 bps below the 3.56% achieved in 4Q13. The NPL ratio reported in 1Q14 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,397 million, as well as the effect from the recent acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 1Q14 amounted to Ps.1,410 million. Excluding the impact of the homebuilders and Santander Vivienda portfolio, the NPL ratio for 1Q14 and 4Q13 would have been 2.04% and 2.15%, respectively. However, these NPL ratio levels continue to reflect Santander México’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio, which allows for adjustment in origination policies according to the performance of the portfolio.

The coverage ratio for the quarter was 115.4%, a decrease from 185.6% in 1Q13 and stable from 115.5% in 4Q13.

During 1Q14, provisions for loan losses amounted to Ps.3,469 million, which represented an increase of Ps.665 million, or 23.7%, YoY and a decrease of Ps.129 million, or 3.6%, on a sequential basis. The YoY growth was partially driven by the introduction of the expected losses methodology in the commercial loan portfolio, as required by CNBV, which is more stringent and requires higher levels of provisioning. The QoQ decrease resulted mainly from the sale of the payroll contract that was discontinued in 4Q13.

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Commission and fee income (net)

Grupo Financiero Santander México
Commission and fee income, net
Millions of Mexican Pesos
				% Variation				% Variation
Commission and fee income	1Q14	4Q13	1Q13	Prev. quarter	Year	3M14	3M13	14/13
Credit card	1,153	1,225	1,037	(5.9)	11.2	1,153	1,037	11.2
Account management	188	198	170	(5.1)	10.6	188	170	10.6
Collection services	462	405	391	14.1	18.2	462	391	18.2
Investment funds	335	323	323	3.7	3.7	335	323	3.7
Insurance	902	897	818	0.6	10.3	902	818	10.3
Purchase-sale of securities and money market transactions	181	181	170	0.0	6.5	181	170	6.5
Checks trading	72	83	82	(13.3)	(12.2)	72	82	(12.2)
Foreign trade	170	142	146	19.7	16.4	170	146	16.4
Financial advisory services	399	340	500	17.4	(20.2)	399	500	(20.2)
Other	199	204	185	(2.5)	7.6	199	185	7.6
Total	4,061	3,998	3,822	1.6	6.3	4,061	3,822	6.3

Commission and fee expense
Credit card	(205)	(273)	(185)	24.9	(10.8)	(205)	(185)	(10.8)
Investment funds	(23)	(12)	(17)	(91.7)	(35.3)	(23)	(17)	(35.3)
Insurance	(27)	(35)	(27)	22.9	0.0	(27)	(27)	0.0
Purchase-sale of securities and money market transactions	(54)	(62)	(35)	12.9	(54.3)	(54)	(35)	(54.3)
Checks trading	(7)	(9)	(8)	22.2	12.5	(7)	(8)	12.5
Foreign trade	0	0	(4)	0.0	100.0	0	(4)	100.0
Financial advisory services	(3)	(4)	(82)	25.0	96.3	(3)	(82)	96.3
Other	(319)	(293)	(246)	(8.9)	(29.7)	(319)	(246)	(29.7)
Total	(638)	(688)	(604)	7.3	(5.6)	(638)	(604)	(5.6)

Commission and fee income, net	3,423	3,310	3,218	3.4	6.4	3,423	3,218	6.4

In 1Q14, net commission and fee income totaled Ps.3,423 million, representing a YoY increase of 6.4%, or Ps.205 million. This improvement principally reflects the following YoY increases: 11.3%, or Ps.96 million, in credit and debit cards fees; 10.6%, or Ps.84 million, in insurance brokerage fees; and 18.2%, or Ps.71 million in collections and payments services.

Compared to 4Q13, net commission and fee income increased 3.4%, or Ps.113 million, mainly reflecting the following sequential increases: 17.9%, or Ps.60 million in financial advisory fees; and 14.1%, or Ps.57 million in collections and payments services.

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Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of Mexican Pesos				% Variation				% Variation
	1Q14	4Q13	1Q13	Prev. quarter	Year	3M14	3M13	14/13
Valuation
Foreign exchange	25	(2)	(78)	1,350.0	132.1	25	(78)	132.1
Derivatives	1,491	(701)	(801)	312.7	286.1	1,491	(801)	286.1
Shares	(91)	102	(106)	(189.2)	14.2	(91)	(106)	14.2
Debt instruments	636	(47)	2,314	1,453.2	(72.5)	636	2,314	(72.5)
Valuation result	2,061	(648)	1,329	418.1	55.1	2,061	1,329	55.1

Purchase / Sale of securities
Foreign exchange	53	(446)	36	111.9	47.2	53	36	47.2
Derivatives	(1,162)	1,001	1,028	(216.1)	(213.0)	(1,162)	1,028	(213.0)
Shares	(264)	304	455	(186.8)	(158.0)	(264)	455	(158.0)
Debt instruments	(135)	(109)	(1,799)	(23.9)	92.5	(135)	(1,799)	92.5
Purchase / Sale result	(1,508)	750	(280)	(301.1)	(438.6)	(1,508)	(280)	(438.6)

Total	553	102	1,049	442.2	(47.3)	553	1,049	(47.3)

In 1Q14, Santander México recorded a net gain on financial assets and liabilities of Ps.553 million, compared with a net gain of Ps.1,049 million in 1Q13 and a net gain of Ps.102 million in 4Q13. The net gain on financial assets and liabilities in 1Q14 is mainly explained by a valuation gain of Ps.2,061 million principally related to derivatives and debt instruments, which were partially offset by Ps.1,508 million in trading losses, principally related to derivatives, share instruments and debt instruments.

The Ps.2,061 million gain in valuation in 1Q14, was principally driven by derivatives and debt instruments, which reported positive results of Ps.1,491 million and Ps.636 million, respectively. These gains were partially offset by losses in share instruments, which amounted to Ps.91 million.

The Ps.1,508 million trading loss, was mainly explained by losses in derivatives, share instruments and debt instruments of Ps.1,162 million, Ps.264 million and Ps.135 million, respectively. These losses were partially offset by gains of Ps.53 million in foreign currencies.

1Q.14 | EARNINGS RELEASE | 18

Other operating income

Grupo Financiero Santander México
Other operating income
Millions of Mexican Pesos				% Variation				% Variation
	1Q14	4Q13	1Q13	Prev. quarter	Year	3M14	3M13	14/13
Recovery of previously written-off loans	482	661	527	(27.1)	(8.5)	482	527	(8.5)
Profit from the sale of real property	2	2	0	0.0	0.0	2	0	0.0
Cancellation of liabilities and reserves	53	61	67	(13.1)	(20.9)	53	67	(20.9)
Interest on personnel loans	29	29	33	0.0	(12.1)	29	33	(12.1)
Allowance for losses on foreclosed assets	(19)	(29)	(5)	34.5	(280.0)	(19)	(5)	(280.0)
Profit from sale of foreclosed assets	222	50	30	344.0	640.0	222	30	640.0
Technical advisory services	7	24	37	(70.8)	(81.1)	7	37	(81.1)
Portfolio recovery legal expenses and costs	(139)	(163)	(76)	14.7	(82.9)	(139)	(76)	(82.9)
Write-offs and bankruptcies	(141)	(231)	(179)	39.0	21.2	(141)	(179)	21.2
Provision for legal and tax contingencies	(54)	(60)	(61)	10.0	11.5	(54)	(61)	11.5
IPAB ("Indemnity") provisions and payments	(2)	(1)	(3)	(100.0)	33.3	(2)	(3)	33.3
Gain (Losses) on sale of performing loans	(116)	0	0	0.0	0.0	(116)	0	0.0
Others	36	64	25	(43.8)	44.0	36	25	44.0

Total	360	407	395	(11.5)	(8.9)	360	395	(8.9)

In 1Q14, other operating income amounted to Ps.360 million compared with Ps.395 million in 1Q13, mainly due to a Ps.116 million loss on the sale of performing loans related to the payroll portfolio that was discontinued in 4Q13. Sequentially, other income in 1Q14 decreased Ps.47 million from Ps.407 million in 4Q13.

1Q.14 | EARNINGS RELEASE | 19

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and promotional expenses
Millions of Mexican Pesos				% Variation				% Variation
	1Q14	4Q13	1Q13	Prev. quarter	Year	3M14	3M13	14/13
Salaries and employee benefits	2,587	2,318	2,350	11.6	10.1	2,587	2,350	10.1
Credit card operation	73	54	72	35.2	1.4	73	72	1.4
Professional fees	82	227	136	(63.9)	(39.7)	82	136	(39.7)
Leasehold	405	327	367	23.9	10.4	405	367	10.4
Promotional and advertising expenses	137	208	161	(34.1)	(14.9)	137	161	(14.9)
Taxes and duties	389	395	212	(1.5)	83.5	389	212	83.5
Technology services (IT)	617	633	500	(2.5)	23.4	617	500	23.4
Depreciation and amortization	425	406	382	4.7	11.3	425	382	11.3
Contributions to bank savings protection system (IPAB)	436	415	360	5.1	21.1	436	360	21.1
Cash protection	163	155	102	5.2	59.8	163	102	59.8
Others	588	592	646	(0.7)	(9.0)	588	646	(9.0)

Total	5,902	5,730	5,288	3.0	11.6	5,902	5,288	11.6

Administrative and promotional expenses in 1Q14 amounted to Ps.5,902 million, representing a YoY increase of 11.6%, or Ps.614 million. Ongoing branch expansion affects YoY comparisons despite stringent cost controls.

On a sequential basis, administrative and promotional expenses rose 3.0%, principally reflecting increases of Ps.269 million in salaries and employee benefits and Ps.78 million in leaseholds, both mainly related to the ongoing branch expansion plan. These increases were partially offset by decreases of Ps.145 million in professional fees, Ps.71 million in promotional and advertising expenses and Ps.16 million in technology services.

The efficiency ratio for 1Q14 was 44.3%, which compares to 39.8% in 1Q13 and 41.1%* in 4Q13, while the recurrence ratio was 62.5%, below the 65.6% reported in 1Q13 and the 63.0%* 4Q13.

* The 41.1% efficiency ratio and the 63.0% recurrence ratio exclude the net extraordinary pre-tax benefit related to employee profit sharing future payments that occurred in 3Q13.

1Q.14 | EARNINGS RELEASE | 20

Current and Deferred Taxes

In 1Q14 Santander México reported a tax expense of Ps.716 million compared to Ps.552 million in 1Q13, and a Ps.293 million tax credit in 4Q13.

1Q.14 | EARNINGS RELEASE | 21

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	1Q14	4Q13	1Q13
Tier 1	71,832	69,409	77,252
Tier 2	17,312	17,122	1,283
Total capital	89,144	86,531	78,536

Risk-weighted assets
Credit risk	373,170	346,194	329,828
Credit, market, and operational risk	568, 833	542,892	503,213

Credit risk ratios:
Tier 1 (%)	19.3	20.0	23.4
Tier 2(%)	4.6	5.0	0.4
Capitalization ratio (%)	23.9	25.0	23.8

Total capital ratios:
Tier 1(%)	12.6	12.8	15.4
Tier 2 (%)	3.1	3.1	0.2
Capitalization ratio (%)	15.7	15.9	15.6

Banco Santander (Mexico)’s preliminary capital ratio at period end 1Q14 was 15.7%, compared to 15.6% at period end 1Q13 and 15.9% at period end 4Q13. The 15.7% capital ratio was comprised of 12.6% Tier 1 and 3.1% Tier 2.

As of February 2014, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated March 2014, which is the most recent available analysis.

1Q14 ROAE was 13.5%, versus 18.8% in 1Q13 and 21.7% in 4Q13. Excluding non-comparable items in 2013, normalized ROAE for 1Q13 and 4Q13 would have been 18.4% and 16.6%, respectively.

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RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

General Ordinary Shareholders’ Meeting
On April 25, 2014, Santander México held its General Ordinary Shareholder’ Meeting and approved among other items:

•
The ratification of the Company’s fund for the repurchase of shares, in accordance with the provisions set forth in Article 56 section IV of the Securities Market Law and under the policies approved by the Company’s Board of Directors for the amount of Ps.1,500 million and it is agreed that such fund comes from the account of “Retained earnings”

•	The appointment of Mr. Antonio Puron Miér y Terán as Chairman of the Corporate Practices, Nominations and Compensations Committee.

•	The ratification of each person indicated below to the positions mentioned below such that the Board of Directors shall be comprised as follows:

Series “F” Non Independent Directors
D. Carlos Gómez y Gómez	Chairman
D. Marcos Martínez Gavica	Director
D. Carlos Fernández González	Director
D. Rodrigo Brand de Lara	Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Eduardo Fernández García-Travesí	Alternate Director
Series “F” Independent Directors
D. Guillermo Güemez García	Director
D. Joaquín Vargas Guajardo	Director
D. Juan Gallardo Thurlow	Director
D. Vittorio Corbo Lioi	Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Series “B” Independent Directors
D. Fernando Solana Morales	Director
D. Fernando Ruíz Sahagún	Director
D. Gina Lorenza Diez Barroso Azcárraga	Director
D. Alberto Torrado Martínez	Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

Inclusion of Santander Mexico in the IPC Sustainability Index

On January 15, 2014, the Mexican Stock Exchange announced the list of issuers that will make up the new sample of the IPC Sustainability Index, which will be effective starting February 1, 2014, and until January 31, 2015. Among the 70 issuers qualified, Santander Mexico was among the 28 issuers that exceeded the domestic average qualification level of environment, social responsibility and corporate governance, and that also met the criteria of percentage of floating shares, market value float and minimums liquidity requirements.

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Representative Transactions

PEMEX’s first local debt issuance in 2014
Santander México participated as joint placement agent in PEMEX’s first debt issuance in the local debt market this year. The transaction consisted of placing 5- and 10-year notes (PEMEX 13 and 13-2), as well as a Ps.12.5 billion inflation-linked bond denominated in UDIs (PEMEX 14U) with a 10-year term.

Santander México acts as placement agent of Leasing Asset Backed Securities
Santander acted as the sole placement agent in the issuance of Leasing Asset Backed Securities (ABS) of a portfolio focused on the SME segment.

Santander México acts as placement agent for Nacional Financiera (NAFIN) in 2014
Santander México participated as placement agent in the first debt issuance of NAFIN in 2014. The transaction consisted of tapping the two notes issued at the end of 2013, a 3-year tranche of Ps.1,250 million and another 10-year tranche of Ps. 4,750 million.

Daimler’s second debt offering in the Mexican market in 2014
Santander México participated as underwriter of the second debt issuance by Daimler in the Mexican market in 2014 for total proceeds of Ps.1.5 billion, exceeding the Ps.1.0 billion initial target announced.

Corporación Actinver follow-on equity offering
Santander México acted as lead placement agent in Corporación Actinver’s follow-on equity offering for a total of Ps.690 million. The offering was fully placed in the Mexican market at a price of Ps.13.95 per share.

1Q.14 | EARNINGS RELEASE | 24

RATING CONFIRMATION BY STANDARD AND POOR’S, MOODY’S and FITCH RATINGS

On February 17, 2014, Moody’s upgraded the Long Term Global rating for foreign currency from "Baa1" to "A3" with a Stable Outlook, while the Short Term rating remains in "P-2".

CREDIT RATINGS

Banco Santander México
Ratings
	Standard & Poor´s	Moody´s	Fitch Ratings
Global scale
Foreign currency
Long term	BBB+	A3	BBB+
Short term	A-2	P-2	F2

Local currency
Long term	BBB+	A3	BBB+
Short term	A-2	P-2	F2

National scale
Long term	mxAAA	Aaa.mx	AAA(mex)
Short term	mxA-1+	Mx-1	F1+(mex)

Autonomous credit profile (SACP)	bbb+	-	-
Rating viability (VR)	-	-	bbb+
Support	-	-	2
Financial strength	-	C-	-
Standalone BCA	-	baa1	-
Outlook	Stable	Stable	Stable

Last publication:	20-Dec-13	12-Feb-14	28-May-13

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global scale
National scale
Long term	A3	_
Short term	Prime-2	_

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Outlook	Stable	Stable

Last publication:	17-Dec-13	28-May-13

1Q.14 | EARNINGS RELEASE | 25

1Q14 EARNINGS CALL DIAL-IN INFORMATION

Date:	Wednesday, April 30, 2014
Time:	09:00 AM (MCT); 10:00 AM (US ET)
Dial-in Numbers:	1-888-661-5144 US & Canada; 1-913-312-1430 International & Mexico
Access Code:	6269879
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1033557
Replay:	Starting on Wednesday, April 30, 2014 at 1:00 pm US ET, and ending on Wednesday, May 7, 2014 at 11:59 pm US ET

Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico
Access Code: 6269879

ANALYST COVERAGE
Actinver, Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Independent Research, Interacciones, JP Morgan, Monex Casa de Bolsa, Morgan Stanley, Morningstar, Nau Securities, RBC, Scotiabank, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS
ROAE: Annualized net income (1Q14x4) divided by average equity (Average of 4Q13, 1Q14)

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and net of allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

1Q.14 | EARNINGS RELEASE | 26

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2014, Santander México had total assets of Ps.867.2 billion under Mexican Banking GAAP and more than 10 million customers. Headquartered in Mexico City, the Company operates 1,038 branches and 241 offices nationwide and has a total of 14,384 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on March 31, 2014.  The exchange rate used to convert foreign currency transactions to pesos is Ps.13.0549.

INVESTOR RELATIONS CONTACT
Gerardo Freire Alvarado
+ 52 (55) 5269-1827
investor@santander.com.mx	www.santander.com.mx

LEGAL DISCLAIMER
Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or

1Q.14 | EARNINGS RELEASE | 27

other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our  annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

1Q.14 | EARNINGS RELEASE | 28

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

1Q.14 | EARNINGS RELEASE | 29

Grupo Financiero Santander México
Consolidated balance sheet
Millions of Mexican Pesos

	2014				2013
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	94,408	89,654	72,419	84,994	102,461

Margin accounts	2,894	3,265	3,664	3,134	3,830

Investment in securities	218,047	170,244	187,456	219,869	201,150
Trading securities	149,772	103,503	127,070	160,761	158,619
Securities available for sale	62,944	61,455	55,132	53,908	37,384
Securities held to maturity	5,331	5,286	5,254	5,200	5,147

Debtors under sale and repurchase agreements	8,413	35,505	19,069	8,906	21,148

Derivatives	73,878	73,619	75,844	72,042	94,565
Trading purposes	73,422	73,319	75,691	71,810	94,178
Hedging purposes	456	300	153	232	387

Valuation adjustment for hedged financial assets	29	4	125	64	246

Performing loan portfolio
Commercial loans	236,610	227,636	228,337	220,224	213,471
Commercial or business activity	189,995	187,903	196,431	188,480	175,379
Financial entities loans	3,859	2,246	1,912	779	451
Government entities loans	42,756	37,487	29,994	30,965	37,641
Consumer loans	67,069	66,609	65,400	63,464	61,906
Mortgage loans	91,739	86,644	74,297	72,787	70,448
Total performing loan portfolio	395,418	380,889	368,034	356,475	345,825

Non-performing loan portfolio
Commercial loans	6,910	7,280	5,608	3,899	1,823
Commercial or business activity	6,909	7,280	5,608	3,899	1,815
financial Institutions	1	0	0	0	8
Consumer loans	2,895	2,696	2,668	2,606	2,261
Mortgage loans	4,126	4,067	2,485	2,380	2,358
Total non-performing portfolio	13,931	14,043	10,761	8,885	6,442
Total loan portfolio	409,349	394,932	378,795	365,360	352,267

Allowance for loan losses	(16,081)	(16,222)	(15,779)	(15,989)	(11,954)
Loan portfolio (net)	393,268	378,710	363,016	349,371	340,313

Accrued income receivable from securitization transactions	127	124	0	0	0
Other receivables (net)	48,641	42,866	58,109	69,513	72,856
Foreclosed assets (net)	344	425	140	126	136
Property, furniture and fixtures (net)	4,704	4,773	4,328	4,113	4,058
Long-term investment in shares	162	145	122	117	167
Deferred taxes and deferred profit sharing (net)	18,067	18,088	16,998	14,672	11,049

Deferred charges, advance payments and intangibles	4,085	4,173	3,867	3,823	3,875
Other	206	202	178	175	169

Discontinued operations assets	0	0	887	745	712

Total assets	867,273	821,797	806,222	831,664	856,735

1Q.14 | EARNINGS RELEASE | 30

Grupo Financiero Santander México
Consolidated balance sheet
Millions of Mexican Pesos

	2014				2013
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	423,375	430,921	414,963	404,712	410,825
Demand deposits	255,062	257,892	240,947	218,606	226,503
Time deposits – general public	122,896	120,160	129,344	130,599	124,871
Time deposits – money market	23,123	26,616	19,233	29,498	23,546
Credit instruments issued	22,294	26,253	25,439	26,009	35,905

Bank and other loans	42,854	45,380	29,688	27,086	31,094
Demand loans	7,014	4,341	6,506	9,659	9,075
Short-term loans	17,537	19,377	16,174	15,513	19,726
Long-term loans	18,303	21,662	7,008	1,914	2,293

Creditors under sale and repurchase agreements	114,581	77,132	108,890	127,376	116,299

Collateral sold or pledged as guarantee	17,956	12,339	8,745	18,316	18,130
Securities loans	17,956	12,339	8,745	18,316	18,130

Derivatives	74,146	73,425	75,725	73,498	92,751
Trading purposes	71,705	72,033	73,955	72,264	91,132
Hedging purposes	2,441	1,392	1,770	1,234	1,619

Other payables	78,366	70,302	66,493	77,766	83,789
Income taxes payable	15	807	148	180	284
Employee profit sharing payable	277	233	272	97	83
Creditors from settlement of transactions	55,583	28,687	40,906	52,312	62,970
Payable for cash collateral received	4,370	4,944	4,781	4,215	6,158
Sundry creditors and other payables	18,121	35,631	20,386	20,962	14,294

Subordinated credit notes	17,043	16,824	0	0	0

Deferred revenues and other advances	846	773	838	919	1,011

Discontinued operations	0	0	386	294	317

Total liabilities	769,167	727,096	705,728	729,967	754,216

Paid-in capital	48,165	48,128	47,908	47,881	47,776
Capital stock	36,357	36,357	36,357	36,357	36,357
Share premium	11,808	11,771	11,551	11,524	11,419

Other capital	49,941	46,573	52,586	53,816	54,743
Capital reserves	1,851	1,851	1,851	1,850	349
Retained earnings	45,140	24,240	36,190	43,370	48,979
Result from valuation of available for sale securities, net	(422)	(427)	(99)	(215)	762
Result from valuation of cash flow hedge instruments, net	104	24	(108)	(59)	(74)
Net income	3,259	20,876	14,742	8,860	4,717
Non-controlling interest	9	9	10	10	10
Total stockholders´ equity	98,106	94,701	100,494	101,697	102,519

Total liabilities and stockholders´ equity	867,273	821,797	806,222	831,664	856,735

1Q.14 | EARNINGS RELEASE | 31

Grupo Financiero Santander México
Consolidated balance sheet
Millions of Mexican Pesos

	2014				2013
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	86	100	81	675	56
Liquidation of client transactions	(323)	589	(364)	(1,245)	(47)
Dividends on behalf of clients	0	0	1	1	1

Custody services
Assets under custody	288,930	267,977	255,157	579,068	290,289

Transactions on behalf of third parties
Sale and repurchase agreements	57,553	58,432	55,615	71,235	38,874
Security loans on behalf of clients	829	528	946	1,121	1,201
Collaterals received as guarantee on behalf of clients	240,524	237,455	240,592	2,023	28,283
Acquisition of derivatives	237,635	246,684	253,974	267,400	291,038
Sale of derivatives	325,240	365,134	425,602	479,013	526,154
	1,150,474	1,176,899	1,231,604	1,399,291	1,175,849

Proprietary record accounts

Contingent assets and liabilities	33,073	34,500	33,485	33,237	30,265

Credit commitments
Trusts	132,085	133,101	125,762	123,172	127,435
Mandates	265	274	1,627	1,612	1,596

Assets in custody or under administration	3,757,406	3,543,470	3,682,981	4,006,969	3,567,360

Credit commitments	158,421	158,521	150,895	155,912	155,483

Collateral received	93,842	99,277	73,667	60,377	154,943

Collateral received and sold or pledged as guarantee	66,869	50,891	45,016	31,663	115,180

Uncollected interest earned on past due loan portfolio	2,078	1,229	1,473	1,447	1,402

Other record accounts	528,965	511,659	518,961	501,926	484,324

	4,773,004	4,532,922	4,633,867	4,916,315	4,637,988

Total	5,923,478	5,709,821	5,865,471	6,315,606	5,813,837

1Q.14 | EARNINGS RELEASE | 32

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Director - Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.14 | EARNINGS RELEASE | 33

Grupo Financiero Santander México
Consolidated statement of income
Millions of Mexican Pesos
	2014					2013
	1T	2013	4T	3T	2T	1T
Interest income	13,642	55,136	13,663	13,664	14,201	13,608
Interest expense	(4,649)	(19,106)	(4,279)	(4,553)	(5,302)	(4,972)
Net interest income	8,993	36,030	9,384	9,111	8,899	8,636

Provisions for loan losses	(3,469)	(12,852)	(3,598)	(3,102)	(3,348)	(2,804)
Net interest income after provisions for loan losses	5,524	23,178	5,786	6,009	5,551	5,832

Commission and fee income	4,061	15,364	3,998	3,894	3,650	3,822
Commission and fee expense	(638)	(2,483)	(688)	(593)	(598)	(604)
Net gain (loss) on financial assets and liabilities	553	3,014	102	555	1,308	1,049
Other operating income	360	1,726	407	449	475	395
Administrative and promotional expenses	(5,902)	(19,069)	(5,730)	(2,737)	(5,314)	(5,288)
Operating income	3,958	21,730	3,875	7,577	5,072	5,206

Equity in results of associated companies	17	82	24	16	27	15

Operating income before income taxes	3,975	21,812	3,899	7,593	5,099	5,221

Current income taxes	(762)	(4,897)	139	(1,030)	(2,938)	(1,068)
Deferred income taxes (net)	46	2,045	154	(732)	2,107	516

Income from continuing operations	3,259	18,960	4,192	5,831	4,268	4,669

Discontinued operations	0	1,918	1,943	51	(124)	48

Consolidated net income	3,259	20,878	6,135	5,882	4,144	4,717

Non-controlling interest	0	(2)	(1)	0	(1)	0
Net income	3,259	20,876	6,134	5,882	4,143	4,717

1Q.14 | EARNINGS RELEASE | 34

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.14 | EARNINGS RELEASE | 35

Grupo Financiero Santander México
Consolidated statements of changes in stockholders’ equity
From January 1 to March 31, 2014
Millions of Mexican Pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2013	36,357	11,771	1,851	24,240	(427)	24	20,876	9	94,701
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS

Application results 2013 to retained earnings				20,876			(20,876)		0
TOTAL	0	0	0	20,876	0	0	(20,876)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					5				5
Result from valuation of cash flow hedge instruments, net						80			80
Recognition of cost in connection with share-based		37							37
Recoveries of credit reserves and of securities previously applied to retained earnings				6					6
Share of comprehensive income of associated companies accounted by the equity method				18					18
Net income							3,259		3,259

TOTAL	0	37	0	24	5	80	3,259	0	3,405

BALANCE AS OF MARCH 31, 2014	36,357	11,808	1,851	45,140	(422)	104	3,259	9	98,106

1Q.14 | EARNINGS RELEASE | 36

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.14 | EARNINGS RELEASE | 37

Grupo Financiero Santander México
Consolidated statement of cash flows
From January 1 to March 31, 2014
Millions of Mexican Pesos

OPERATING ACTIVITIES
Net income		3,259
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	46
Equity in the results of associated companies	(17)
Depreciation of property, furniture and fixtures	188
Amortizations of intangible assets	238
Recognition of share-based payments	37
Current and deferred income taxes	716	1,208
		4,467

OPERATING ACTIVITIES
Margin accounts		371
Investment in securities		(47,798)
Debtors under sale and repurchase agreements		27,092
Derivatives-asset		(157)
Loan portfolio-net		(14,558)
Foreclosed assets		81
Other operating assets		(210)
Deposits		(7,546)
Bank and other loans		(2,525)
Creditors under sale and repurchase agreements		37,448
Collateral sold or pledged as guarantee		5,617
Derivatives-liability		721
Subordinated debentures		219
Other operating liabilities		9,183
Payments of income taxes		(7,338)

Net cash provided by (used in) operating activities		5,067

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		6
Payments for acquisition of property, furniture and fixtures		(119)
Payments for acquisition of intangible assets		(173)

Net cash provided by (used in) investing activities		(286)

FINANCING ACTIVITIES

Recovery of reserves previously applied to retained earnings		6

Net cash used in financing activities		6

Net increase in cash and cash equivalents		4,787

Adjustment to cash flows for changes in exchange rate		(33)

Funds available at the beginning of the year		89,654

Funds available at the end of the year		94,408

1Q.14 | EARNINGS RELEASE | 38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

1Q.14 | EARNINGS RELEASE | 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

1Q.14 | EARNINGS RELEASE | 40

Significant accounting policies

The significant accounting policies applied by Santander México (“Grupo Financiero Santander México”, “Financial Group” or the “Group”)  are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (“the provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards as promulgated by the Mexican Board of Financial Reporting Standards (“CINIF”), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the Group and its subsidiaries carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

During the first quarter of 2014 and for year 2013 there were no changes in the Accounting Criteria of the Commission to be disclosed.

Changes in the Financial Reporting Standards (FRS) issued by the Mexican Board of Financial Reporting Standards, or CINIF (Spanish acronym), applicable to the Group

As of January 1, 2014, the Group adopted the following FRS:

FRS C-11, Shareholders’ equity
FRS C-12, Financial Instruments with liability and capital characteristics
Improvement to FRS 2014

Some of the main changes established by these standards are:

FRS C-11, Shareholders’’ Equity – The previous Bulletin C-11 established that in order for installments for future capital increases to be filed in the shareholders’ equity there must be “…a resolution in the partners’ or owners’ meeting to be applied for increases of capital stock in the future….”. This FRS requires in addition for the price per share to be issued for such installments to be fixes and that it is established that it cannot be reimbursed prior to capitalizing, to qualify as shareholders’ equity. In addition it generically indicates when a financial instrument meets the capital characteristics to be deemed as such, given that otherwise it would be a liability.

FRS C-12, Financial instruments with liability and capital characteristics – Establishes that the main characteristics for a financial instrument to qualify as a capital instrument is that the holder thereof is exposed to the entity’s risks and benefits, instead of having a right to collect a fix amount from the entity. The main change in the qualification of a redeemable capital instrument, such as a preferred share, consists in establishing that, as an exception, when certain conditions are met indicated in this standard, among it points out that the exercise of the redemption, can be enforced only until the liquidation of the corporation, while there is no other unavoidable payment obligation in favor of the holder, the redeemable instrument is qualified as capital. The concept of subordination is incorporated; a crucial element to this standard, given that if a financial instrument has payment or reimbursement preference before other instruments it would qualify as liability, given the existing obligation to settle it. it is allowed to classify an instrument as capital with the option to issue a fix number of shares at a fix price provided in a currency other than the functional currency of the issuer, provided the option is held by all the owners of the same class of capital instruments, proportionally to their ownership.

Improvements to FRS 2014 –The purpose of the Improvements to the Financial Reporting Standards 2014 (Improvements to FRS 2014) incorporate in the Financial Reporting Standards changes and statements in order to establish a more adequate regulation approach.

The Improvements to FRS are classified in those improvements that generate accounting changes in assessment, filing or disclosure of financial statements of the entities in those improvements that are amendments to the FRS to clarify the same,

1Q.14 | EARNINGS RELEASE | 41

that help establish a more clear and comprehensive regulation approach; given that these are clarifications, they do not generate accounting changes to the entities’ financial statements.

The Improvements to the FRS that generate accounting changes are the following:

FRS C-5, Early payments – A paragraph was added to establish that when an entity purchases goods or services which payment is denominated in foreign currency and with respect to which early payments are made to the receipt thereof, the exchange fluctuations between its functional currency and the payment currency should not affect the amount acknowledged of the early payment.

Bulletin C-15, Impairment in the value of long term assets and their disposal – Bulletin C-15 is modified to indicate that the capitalization of losses due to detriment in the value of any asset is not allowed. It is also amended to establish that general balances of previous periods that present comparatives should not be restructured for the filing of assets and liability in connection with discontinued transactions, eliminating the actual difference in connection with the provisions of the International Financial Reporting Standard (IFRS) 5, Non-current Assets Held for Sale and Discontinued Operations.

Improvements to FRS that do not generate accounting changes are the following:

Bulletin C-9, Liability, provisions, contingent assets and liabilities and commitments – The term “affiliate” is eliminated given that is not of international use, the term of common use currently is “related party”.

Bulletin C-15, Impairment in the value of long term assets and their disposal –  The definition of the term appropriate discount rate that must be used to determine the value of required use in the detriment test is modified to clarify that such appropriate discount rated should be under real or nominal terms, depending on the financial hypothesis used in the cash flow projections.

1Q.14 | EARNINGS RELEASE | 42

Grupo Financiero Santander México
Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	MARCH 2014			MARCH 2013			MARCH 2012

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	3,259	6,786,394,913	0.48	4,717	6,786,394,913	0.70	5,012	6,786,394,913	0.74

Treasury shares		(10,548,905)			(13,401,600)

Diluted earnings per share	3,259	6,775,846,008	0.48	4,717	6,772,993,313	0.70	5,012	6,786,394,913	0.74

Plus (loss) less (profit):

Discontinued operations				(48)			(19)
Continued fully diluted earnings per share	3,259	6,775,846,008	0.48	4,669	6,772,993,313	0.69	4,993	6,786,394,913	0.74

1Q.14 | EARNINGS RELEASE | 43

Grupo Financiero Santander México
Consolidated balance sheet by segment
Millions of Mexican Pesos
	As of March 31, 2014			As of March 31, 2013
	Retail banking	Wholesale banking	Corporate activities	Retail banking	Wholesale banking	Corporate activities
Assets
Funds Available	39,091	33,988	21,329	37,800	44,609	20,052
Margin accounts	0	2,894	0	0	3,830	0
Investment in securities	0	149,621	68,426	0	158,392	42,758
Debtors under sale and repurchase agreements	0	8,413	0	0	21,148	0
Derivatives	0	73,422	456	0	94,177	388
Valuation adjustment for hedged financial assets	0	0	29	0	0	246
Total loan portfolio	318,853	90,231	265	262,661	89,171	435
Allowance for loan losses	(13,004)	(3,064)	(13)	(11,485)	(457)	(12)
Loan portfolio (net)	305,849	87,167	252	251,176	88,714	423
Accrued income receivable from securitization transactions	0	0	127	0	0	0
Other receivables (net)	1,697	33,281	13,663	2,898	57,086	12,872
Foreclosed assets (net)	12	1	331	12	1	123
Properties, furniture and fixtures (net)	3,974	670	60	3,429	578	51
Long-term investments in shares	0	0	162	0	0	167
Deferred charges, advance payments, intangibles assets	0	0	18,067	0	0	11,049
Other assets	1,667	675	1,949	1,635	656	1,753
Discontinued operations	0	0	0	0	0	712
Total assets	352,290	390,132	124,851	296,950	469,191	90,594

Liabilities
Deposits	307,424	50,321	43,336	270,327	61,604	42,989
Credit instruments issued	0	2,173	20,121	0	1,594	34,311
Bank and other loans	16,693	218	25,943	13,870	208	17,016
Creditors under sale and repurchase agreements	35,430	62,922	16,229	9,664	100,944	5,691
Collateral sold or pledged as guarantee	0	17,956	0	0	18,130	0
Derivatives	0	71,705	2,441	0	91,132	1,619
Other payables	16,979	60,439	948	12,388	70,809	592
Subordinated debentures	0	0	17,043	0	0	0
Deferred revenues	846	0	0	1,011	0	0
Discontinued operations	0	0	0	0	0	317
Total liabilities	377,372	265,734	126,061	307,260	344,421	102,535
Total stockholders' equity	35,859	10,052	52,195	29,713	10,323	62,483
Total liabilities and stockholders' equity	413,231	275,786	178,256	336,973	354,744	165,018

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Grupo Financiero Santander México
Income statement by segment
Millions of Mexican Pesos
	3M14			3M13
	Retail banking	Global wholesale banking	Corporate activities	Retail banking	Global wholesale banking	Corporate activities

Net interest income	7,990	925	78	7,123	677	836
Provisions for loan losses	(3,333)	(137)	1	(2,797)	0	(7)
Net interest income after provisions for loan losses	4,657	788	79	4,326	677	829
Commission and fee income (expense), net	3,054	399	(30)	2,775	469	(26)
Net gain (loss) on financial assets and liabilities	222	196	135	119	778	152
Other operating income (expense)	392	1	(33)	357	2	36
Administrative and promotional expenses	(5,303)	(558)	(41)	(4,725)	(554)	(9)
Operating income	3,022	826	110	2,852	1,372	982
Equity in results of associated companies	0	0	17	2	0	13
Operating income before income taxes	3,022	826	127	2,854	1,372	995

Segment information has been prepared according to the classifications used in Grupo Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (SMEs) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

1Q.14 | EARNINGS RELEASE | 45

Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of March 31, 2014
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	348,985	1,294	1,203	176	2,673
Risk "A-1"	272,811	872	181	108	1,161
Risk "A-2"	76,174	422	1,022	68	1,512
Risk "B"	47,382	499	1,902	125	2,525
Risk "B-1"	14,904	91	852	26	968
Risk "B-2"	14,128	95	404	65	564
Risk "B-3"	18,350	313	645	34	993
Risk "C"	18,427	473	1,363	256	2,091
Risk "C-1"	11,027	373	431	59	862
Risk "C-2"	7,400	100	932	197	1,229
Risk "D"	12,632	1,433	3,336	588	5,357
Risk "E"	5,726	2,371	520	399	3,291
Total rated portfolio	433,151	6,070	8,324	1,544	15,938

Provisions created					15,938
Complementary provisions					143
Total					16,081

Notes:

1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of March 31, 2014.
2.
Loan Portfolio and the methodology are graded according the rules issued by CNBV.
From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.
From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.
From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.
From June 2013, the bank implemented new rules for grading commercial loans

3.
Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commission, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commission in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.14.7 million, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial ratios according to CNBV

Grupo Santander México
Percentages
	1Q14	4Q13	1Q13	3M14	3M13

NPL ratio	3.4	3.6	1.8	3.4	1.8

Coverage ratio	115.4	115.5	185.6	115.4	185.6

Efficiency ratio	2.8	2.8	2.6	2.8	2.6

ROAE	13.5	25.1	18.8	13.5	18.8

ROAA	1.5	3.0	2.2	1.5	2.2

Capitalization Ratio:
Credit risk	23.9	25.0	23.8	23.9	23.8
Credit, market and operational risk	15.7	15.9	15.6	15.7	15.6

Liquidity	110.2	90.4	116.9	110.2	116.9

NIM (Net Interest Margin)	3.0	3.3	3.3	3.0	3.3
Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operational risk.

LIQUIDITY = Current Assets/ Current Liabilities.
Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.
Notes:
Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Grupo Financiero Santander México

Notes to consolidated financial statements As of March 31, 2014

(Millions of pesos, except for number of shares)

1. Investment in securities

Financial instruments are constituted as follows:

Accounting value
Trading Securities:
Bank securities	4,364
Government securities	138,995
Private	2,280
Shares	4,133
149,772

Securities available for sale:
Bank securities	502
Government securities	56,462
Other	5,980
62,944

Securities held until maturity:
Government securities (special cetes)	5,331
5,331

Total	218,047

2. Sale and repurchase agreements

The sale and repurchase agreements is constituted as follows:

Net Balance
Debit Balances
Bank securities	3,737
Government securities	4,613
Private securities	63
Total	8,413

Credit balances
Bank securities	3,320
Government securities	107,608
Private securities	3,653
Total	114,581
(106,168)

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3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book value

PEMEX2 151215	15-Dec-15	5.75%	1,445
PEMEX3 030519	03-May-19	8.00%	477
PEMEX3 210121	21-Jan-21	5.50%	404
PEM0001 150716	16-Jul-15	9.91%	3,652
PEMEX 020622	02-Jun-22	8.25%	856
		Total	6,834

Tier 1 Capital as of March, 2014			89,144
5 % of Tier 1 Capital			4,457

4. Derivatives

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31, 2014, are as follows:

Trading: Swaps
Interest rate	3,380,197
Cross currency	644,387

Futures	Buy	Sell
Interest rate	0	279,718
Foreign currency	196	986
Index	5,984	3,053

Forward contracts
Interest rate	0	1,800
Foreign currency	236,489	8,917
Equity	6,140	12,032

Options	Long	Short
Interest rate	230,136	225,543
Foreign currency	40,300	43,762
Index	155,439	153,159
Equity	131	2,044
Total trading derivatives	4,699,399	731,014

Hedge: Cash flow
Interest rate swaps	2,725
Cross currency swaps	29,376
Foreign exchange forwards	34,830

Fair value
Interest rate swaps	10,755
Cross currency swaps	6,884
Total hedge derivatives	84,570

Total financial instruments	4,783,969	731,014

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5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of March 31, 2014, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	145,620	44,374	1	189,995
Financial entities	3,789	70	0	3,859
Government entities	27,711	15,045	0	42,756
Commercial loans	177,120	59,489	1	236,610
Consumer loans	67,069	0	0	67,069
Mortgage loans	85,524	846	5,369	91,739
Total performing loan portfolio	329,713	60,335	5,370	395,418

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	6,864	45	0	6,909
Government entities	1	0	0	1
Commercial loans	6,865	45	0	6,910
Consumer loans	2,895	0	0	2,895
Mortgage loans	2,823	174	1,129	4,126
Total non-performing loan portfolio	12,583	219	1,129	13,931

The analysis of movements in non-performing loans from January 1 to March 31, 2014, is as follows:

Balance as of December 31, 2013		14,043

Transfer from performing loan portfolio to non-performing loan portfolio		5,576

Collections:
Cash	(822)
Transfer to performing loan portfolio	(1,247)
Proceeds from foreclosure proceeding	0	(2,069)

Restructured loans		(16)

Write-offs		(3,603)
Balance as of March 31, 2014		13,931

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1 to March 31, 2014, is as follows:

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Balance as of December 31, 2013	16,222
Allowance for loan losses	3,469
Recoveries credited in results from retained earnings	(6)
Application of write-offs	(3,603)
Foreign exchange result	(1)
Balance as of March 31, 2014	16,081

The table below presents a summary of charge-offs by type of product as of March 31, 2014:

Product	Charge-offs	Debit Relieves	Total	%

Accumulated 2014
Commercial loans	938	81	1,019	28%
Mortgage loans	443	46	488	14%
Credit card loans	1,201	34	1,235	34%
Consumer loans	844	16	860	24%
Total	3,426	177	3,603	100%

Reservations goodwill

Pursuant to the CNBV's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of March 31, 2014, there are Ps. 21 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Serfin. As of December 31, 2013, such allowances totaled Ps. 26 million.

During the first quarter of 2014, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans charge-offs	(5)
UDIs reserves actualization and f/x effects	0
(5)

As part of the CNBV's authorization for these reserves, in case there are exit loan portfolio recoveries from previously charged off loans, these recoveries will be recorded in the income statement. During the first quarter of 2014, charges due to income statement due to recoveries of previously charge off loans amounted Ps 6 million.

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8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of March 31, 2014, the accounts receivable from the Federal Government are Ps.220 million, regarding the early termination of benefit programs granted to bank debtors.

Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1. Support Program for Mortgages Debtors (Support Program);

2. Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and

3. Agreement on benefits for Mortgages Debtors (Discounts Program)
The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the CNBV. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de Mexico, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the CNBV, and they shall comply with all the comments and corrections made by such Commission and they shall deliver all the information requested by the Commission for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

10. Average interest rates paid on deposits

The average interest rates paid on deposits during March 2014, is as follow:

	Pesos	USD

Average balance	205,581	23,441
Interest	731	4
Rate	1.4226%	0.0701%

11. Bank and other loans
As of March 31, 2014, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	rate	Maturity

Loans in Mexican pesos

Call money	289	3.30%	1 day
Local bank loans	5,505	4.13%	From 3 days to 4 years
Public fiduciary funds	4,974	4.02%	From 1 day to 17 years
Development banking institutions	13,564	6.94%	From 1 day to 23 years
Total	24,332
Loans in foreign currency

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Foreign bank loans	11,588	0.84%	From 1 day to 7 years
Call money	6,648	0.38%	From 1 day
Public fiduciary funds	144	1.10%	From 1 day to 4 years
Development banking institutions	107	2.64%	From 4 day to 3 years
Total	18,487

Total loans	42,819
Accrued interests	35

Total bank and other Loans	42,854

12. Current and deferred taxes

Current taxes as of March 31, 2014

Income taxes	361
Deferred taxes	(5	)(1)
Total Bank	356
Current and deferred taxes from other subsidiaries	360
Total Financial Group	716

(1) Deferred taxes are broken down as follows:

Preventive provisions for un-deducted credit risks	259
Fixed assets and deferred charges	(103)
Net effect from financial instruments	251
Accrued liabilities	16
Others	(428)
Total Bank	(5)
Allowance for loan losses of subsidiaries, net	(52)
Others, subsidiaries	11
Deferred income tax (net), Financial Group	(46)

As of March 31, 2014, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,904
Other	8,163
Total deferred income tax (net)	18,067

Deferred taxes registered in balance sheet accounts	18,067
Deferred taxes registered in memorandum accounts	0

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13.	Employee profit sharing

As of March 31 2014, the deferred EPS is comprised as follows:

Deferred EPS asset:
Allowance for loan losses deducting outstanding	1,708
Fixed assets and deferred charges	688
Accrued liabilities	316
Capital losses carryforward	889
Commissions and interests early collected	116
Foreclosed assets	17
Deferred EPS asset:	3,734

Deferred EPS liability:
Net effect from financial instruments	(125)
Labor provisions	(26)
Prepayments	(6)
Others	(24)
Deferred EPS liability	(181)

Less - Reserve	(329)

Deferred EPS asset (net)	3,224

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14. Capitalization Ratio
Banco Santander (Mexico), S.A.
Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation
Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	48,931
3	Other elements of other comprehensive income (and other reserves)	12,520
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	96,249
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	1,951
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	7
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	36
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	1,501
22	Amount exceeding the 15% threshold.

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23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	19,188
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	16,191
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	660
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	2,336
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	24,418
29	Level 1 Common Capital (CET1)	71,832
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

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41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	71,832
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	17,109
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	204
51	Level 2 capital before regulation adjustments	17,312
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	17,312
59	Total stock (TC = T1 + T2)	89,144
60	Assets weighted by total risk	568,833
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.63%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.63%
63	Total capital (as percentage of assets weighted by total risks)	15.67%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.63%

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National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,333
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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Table I.2
Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments
Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3
Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.

4
Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15
Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

16*
The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes

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This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction

17*
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

18*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

21
The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.

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26	National adjustments considered as the sum of the following concepts.
A.
The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.

B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

D.
Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

E.
Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.
Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of  shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

H.
Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.
The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.

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30
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.

31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33
Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.

47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50
Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.

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58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

70
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

71
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75
The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.

76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78
Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.
Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1
Impact in net capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic capital 1	71,832	12.63%	0	71,832	12.63%
Basic capital 2	0	0.00%	0	0	0.00%
Basic capital	71,832	12.63%	0	71,832	12.63%
Complementary capital	17,312	3.04%	0	17,312	3.04%
Net capital	89,144	15.67%	0	89,144	15.67%
Assets weighted subject to total risks (APSRT)	568,833	Not applicable	Not applicable	568,833	Not applicable
Capitalization index	15.67%	Not applicable	Not applicable	15.67%	Not applicable

	Table III.1
	Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	856,671
BG1	Available	94,332
BG2	Margin accounts	2,253
BG3	investment in securities	217,406
BG4	Repurchase debtors	7,283
BG5	Securities loan	0
BG6	Derivatives	73,877
BG7	Valuation adjustments for financial assets hedging	29
BG8	Total credit portfolio (net)	370,767
BG9	Benefits to be received in securitization transactions	0
BG10	Other accounts receivable (net)	50,764
BG11	Assets awarded (net)	88
BG12	Real property, furniture and equipment (net)	4,681
BG13	Permanent investments	18,707
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	12,084
BG16	Other assets	4,399
	Liability	760,421
BG17	Traditional savings	424,690
BG18	Interbank loans and from other entities	31,031
BG19	Repurchase creditors	116,699
BG20	Securities loan	0
BG21	Sold or pledged collaterals	17,956
BG22	Derivatives	74,146
BG23	Valuation adjustments for financial liability hedging	0

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BG24	Obligations in securitization transactions	0
BG25	Other accounts payable	78,249
BG26	Outstanding subordinated obligations	17,043
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	607
	Shareholders' Equity	96,249
BG29	Paid-in capital	34,798
BG30	Earned capital	61,451
	Accounts in order	4,505,660
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	32,637
BG33	Credit compromises	79,521
BG34	Property in trust or mandate	130,258
BG35	Federal Government financial agent
BG36	Property under guardianship or receivership	3,691,701
BG37	Collaterals received and sold or given in guarantee by the entity	93,840
BG38	Collaterals received and sold or given in guarantee by the entity	68,002
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	1,601
BG41	Other registry accounts	408,100

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Table III.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735	BG16= 4,399 Minus: deferred charges and early payments 660; early payments that are computed as risk assets 14; intangibles 1,951; other assets are computed as risk assets 39
2	Other Intangibles	9	1,951	BG16= 4,399 Minus: deferred charges and early payments 660; early payments that are computed as risk assets 14; intangibles 1,735; other assets that are computed as risk assets 39
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	7	BG3= 217,406 Minus: Reciprocal investments in common capital 36; securities investments computed as risk assets 217,363
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	36	BG3 = 217,406 Minus: Investments in shares of the institution 7; Investments in securities risk assets computed as 217,363

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10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	1,501	BG15 = 12,084 Minus: Amount computed as active risk 10,583
13	Reserves acknowledged as complementary capital	50	204	BG 8= Credit Portfolio (gross) 370,952
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0
BG13= 18,707 Minus: Permanent investments in subsidiaries 16,191: permanent investments in clearing house 2,336 permanent investments in related 155; other investments that are computed as risk assets 24

16	Investments in related companies	26 - E	16,191	BG13= 18,707 Minus: Permanent investments in clearing house 2,336; permanent investments in related 155;other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0

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20	Deferred charges and installments	26 - J	660	BG16= 4,399 Minus: Commercial credit 1,735 early payments that are computed as risk assets 14; intangibles 1,951; other assets that are computed as risk assets 39
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	2,336	BG13= 18,707 Minus: permanent investments in subsidiaries 16,191; permanent investments in related 155; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29

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35	Result of previous years	2	48,931	BG30= 61,451 Minus: other earned capital elements 12, 520
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	12,520	BG30= 61,451 Minus: Result of previous years 48,931
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

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Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6
Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.

7
Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.

8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13
Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15
Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

16
Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18
Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

19
Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

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20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23
Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to  the provisions of fraction I item c) of Article 2 Bis 6 hereof.

46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

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Table IV.1
Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	100,407	8,033
Transactions with debt instruments in national currency with surtax and reviewable rate	7,665	613
Transactions in national currency with real rate or denominated in UDIs	5,972	478
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,295	584
Positions in UDIs or with yield referred to INPC	90	7
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	40	3
Transactions in foreign currency with nominal rate	11,087	887
Positions in foreign currency or with yield indexed to the exchange rate	2,172	174
Positions in shares or with yield indexed to the price of one share or set of shares	2,504	200

Table IV.2
Assets weighted subject to credit risk by risk group

Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	7,594	608
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	175	14
Group III (weighted to 11.5%)	32	3
Group III (weighted to 20%)	17,951	1,436
Group III (weighted to 23%)	987	79
Group III (weighted to 50%)	56	4
Group III (weighted to 57.5%)	952	76
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0

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Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	7,252	580
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	2,046	164
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	0	0
Group V (weighted to 150%)	306	24
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	13,964	1,117
Group VI (weighted to 75%)	6,453	516
Group VI (weighted to 100%)	30,182	2,415
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	16,272	1,302
Group VII-A (weighted to 23%)	57	5
Group VII-A (weighted to 50%)	11,517	921
Group VII-A (weighted to 57.5%)	7,640	611
Group VII-A (weighted to 100%)	142,537	11,403
Group VII-A (weighted to 115%)	13,660	1,093
Group VII-A (weighted to 120%)	105	8
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	0	0
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	10,749	860
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	6,436	515
Group IX (weighted to 100%)	44,025	3,522

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Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	306	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	31,916	2,553
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

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Table IV.3
Assets weighted subject to operational risk

Assets weighted by risk	Capital Requirement
58,431	4,674

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
36,368	31,163

Table V.1
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A

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28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.2
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A

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25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital

Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7
Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

8
Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Basic 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to  the provisions of Article Third Transitory of Resolution 50th.

9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.

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16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19
Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

20
issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)

21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.
The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario  is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to  credit risk transactions as of March 31, 2014, is provided:

    - At March 31, 2014 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps. 26,062 representing the 36.3% of the basic capital of the Bank.

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16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to clients; mainly checking accounts and time deposits.

With respect to external sources of liquidity, the Bank has several alternatives to access capital markets through the issuance of senior and subordinated debt as well as through the issuance other debt or capital instruments. The bank also obtains funding from other institutions including the Mexican Central Bank, commercial banks and other institutions.

The bank may also obtain liquidity via sale and repurchase agreements of securities (short-term repos) possessed by Banco Santander México. Additionally, the bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)
In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (Mexico), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México (“Grupo Financiero Santander México”, “Financial Group” or the “Group”) are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

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The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Counsel for Legal Affairs

➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations and Shareholders

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Restructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

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▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Regulatory Compliance Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2013

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

21. Accounting differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	3,259

Temporary differences in classification and assessment of sale and repurchase agreements and investment securities	3	(a)
Income and expenses from the Head office	105	(b)
Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	(142)
Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	3,225

(a)
According to the local regulations, as of September 30, 2008, the market valuation of securities classified as trading securities was recognized in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is recognized in stockholders' equity until they mature or are sold.

(b)	Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Banco Santander España.

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22. Transactions with related parties

Receivable
Funds available	97
Derivatives (asset)	20,119
Performing loan portfolio	3,206
Other receivables, (net)	5,962

Payable
Demand deposits	392
Credit instruments issued	7
Creditors under sale and repurchase agreements	375
Bank and other loans	199
Derivatives (liability)	21,854
Other payables	1,141
Creditors from settlement of transactions	5,279
Subordinated debentures	13,629

Revenues
Interest	33
Commissions and fee income	1,150
Result from derivative financial instrument transactions	16,122
Other	4

Expenses
Interest	246
Administrative expenses	91
Result from derivative financial instrument transactions	17,303
Technical assistance	451
Other	20

23. Interests on loan portfolio

As of March 31, 2014, the Income Statement includes in the item "Earnings from loans" Ps.10,274 that correspond to interests from the loan portfolio of  Banco Santander (Mexico), S.A., Santander Consumo, S.A. de C.V. SOFOM ER and Santander Hipotecario, S.A. de C.V. SOFOM ER.

24. Integral risk management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

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In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to the position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

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The Value at Risk as of the end of first quarter of 2014 amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)	%*
Trading Desks	99,486.97	0.11%
Market Making	67,687.28	0.08%
Prop Trading	62,254.92	0.07%

Risk Factor	99,486.97	0.11%
Interest Rate	95,525.80	0.11%
Foreign Exchange	10,258.51	0.01%
Equity	17,078.80	0.02%
* % of VaR with respect to Net Capital
The Value at Risk for the average the first quarter of 2014 amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	79,152.70	0.09%
Market Making	57,680.86	0.07%
Prop Trading	47,710.45	0.05%

Risk Factor	79,152.70	0.09%
Interest Rate	74,695.37	0.08%
Foreign Exchange	10,518.46	0.01%
Equity	13,934.76	0.02%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

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▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts.   The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Jan-14	Feb-14	Mar-14	Average	Jan-14	Feb-14	Mar-14	Average
Domestic Balance Sheet GAP	69%	57%	57%	61%	66%	74%	78%	73%
Foreign Balance Sheet Gap	57%	46%	39%	47%	94%	62%	50%	69%

Using simulation techniques, the predictable value of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2014:

(Millions of Mexican pesos)	Sensitivity 1% NIM			Sensitivity 1% MVE
Bank and Brokerage	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives
Domestic Balance Sheet GAP	688	144	544	(2,726)	1,086	(3,812)
Foreign Balance Sheet Gap	152	(43)	196	390	(653)	1,043

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

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Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

(Millions of Mexican pesos)	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural Gap	70,248	(50,120)	75,322	17,675	(7,319)	34,253	27,872	15,881	(55,608)	12,292
Non Derivatives	70,554	(50,036)	75,462	17,363	(7,307)	33,091	27,974	16,064	(51,857)	9,799
Derivatives	(305)	(84)	(140)	312	(12)	1,161	(102)	(183)	(3,751)	2,493

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

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Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”).  In addition, REC includes

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the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the first quarter of 2014:

	Equivalent Net Credit Risk (millions of American dollars)
Segment	Ene-2014	Feb-2014	Mar-2014	Average
Sovereign Risk, Development Banking and Financial Institutions	19,215.30	19,631.99	19,129.59	19,325.63
Corporates	1,569.97	1,563.68	1,600.55	1,578.06
Companies	141.17	142.15	139.03	140.78
The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander at the end of the first quarter of 2014, which corresponds to derivative transactions, is distributed depending on the type of derivative:

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Equivalent Gross Credit Risk (millions of American dollars)
Type of Derivative	End of the first quarter of 2014
Interest Rate Derivatives	20,276
Exchange Rate Derivatives	18,505
Bonds Derivatives	16
Equity Derivatives	428
Total	39,225

The Expected Loss of Grupo Financiero Santander at the end of the first quarter of 2014, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the first quarter of 2014 are:

	Expected Loss (millions of American dollars)
Segment	Jan-2014	Feb-2014	Mar-2014	Average
Sovereign Risk, Development Banking and Financial Institutions	4.34	4.92	5.04	4.77
Corporates	5.16	5.07	5.21	5.15
Companies	1.03	1.00	0.91	0.98

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions at the end of the first quarter of 2014:

Cash collateral	92.61%
Collateral refer to bonds issued by the Mexican Federal Government	7.39%

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

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Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, Grupo Financiero Santander has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the Local Committee for New Products (“CLNP”) and by the Global Committee for New Products (“CGNP”). Those products or services that are modified or extended with respect to their original approval must be approved by the CLNP and, depending of their relevance, the CGNP must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.           Methodology of Valuation

1)	Trading purposes

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a)	Organized Markets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.
The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.
In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.
In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

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In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.         Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.         Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2014, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the first quarter of 2014, the number or expired derivative financial instruments and closed positions was as follows:

Description	Maturities	Closed Positions
Caps and Floors	316	11
Equity Forward	7	21
OTCEquity	810	4
OTCFx	894	21
Swaptions	53	0
Fx Forward	1,108	251
IRS	506	110
CCS	24	2

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The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2014, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio.

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Sensitivity Analysis

(Millions of Mexican pesos)

	Mexican FX	Other FX
Sensitivity to interest rates (1pb)	(4.14)	1.46

	EQ	FX	IR
Vega by risk factor	5.57	2.89	(4.50)

	EQ	FX
Delta by risk factor	6.51	4.60

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

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•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario:

Summary of Stress Test
(Millions of Mexican pesos)
Risk Profile	Stress over all factors
Probable scenario	(24)
Remote scenario	(2,953)
Possible scenario	(924)

Item 2

1Q.14 I Earnings Presentation

Grupo Financiero Santander M[]xico, S.A.B. de C.V.

Mexico City, April 30(th), 2014

[GRAPHIC OMITTED]

Safe Harbor Statement

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to:
changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de
M[]xico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes;
competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers;
technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

[GRAPHIC OMITTED]

Strong Above-Market Loan Growth Despite Economic Weakness that Extended into
1Q14[]

Total loan growth up 16.2%, well above market levels

*   Consumer(1)   9%
*   SMEs        29%
*   Mortgages   32%  (12% excluding ING portfolio)

Deposits growth of 10.2%, in line with the sector

* Demand deposits +18.2%

Prudent risk management

*   NPL ratio    3.4% (2.0% excluding homebuilders and ING)
*   Cost of risk 3.5%

Focus on operating efficiency and profitability

*   Efficiency ratio(2) 44.3%
*   ROAE(3)             13.5%

Branch expansion on track: 103 opened to-date

Source: Company filings CNBV GAAP
Notes:

1)   Includes credit cards, payroll and personal loans

2)   Annualized opex (1Q14x4) divided by Annualized income before opex and allowances 2 (1Q14x4)

3)   Annualized net income (1Q14x4) divided by average equity (4Q13;1Q14)

[GRAPHIC OMITTED]

GDP (% Annual Growth)

3.9
3.9
1.1
3.0
4.1
2011
2012
2013
2014E
2015E

Interest Rate (CETEs)

4.5
4.5
3.9
3.5
3.8
2011
2012
2013
2014E
2015E

Inflation (% Annual)

3.8
3.6
4.0
3.9
3.6
2011
2012
2013
2014E
2015E

Exchange Rate (Avg MXN/USD)

12.4
13.2
12.8
13.0
12.7
2011
2012
2013
2014E
2015E

3

Santander

[]while Solid Macro Fundamentals Support an Expected Pick-Up in 2H14, to Be
Driven by Anticipated Public and Private Investments3.9 3.9 4.5

GDP (% Annual Growth)

[GRAPHIC OMITTED]

Interest Rate (CETEs)

[GRAPHIC OMITTED]

Inflation (% Annual)

[GRAPHIC OMITTED]

Exchange Rate (Avg MXN/USD)

[GRAPHIC OMITTED]

Source: GDP -- INEGI
        CETE, Inflation, Exchange Rate -- BANXICO
        Estimates - SANTANDER

YoY Growth
Total Loans
+9%
2,777
2,855
2,843
3,030
3,025
11.3%
10.5%
7.4%
10.2%
9.5%
1Q13
2Q13
3Q13
4Q13
Feb'14

Total Deposits
+7%
2,687
2,779
2,755
2,963
2,867
4.5%
4.8%
4.9%
6.2%
7.6%
1Q13
2Q13
3Q13
4Q13
Feb'14

4

Santander

Mexico's Financial System Loan Growth Tempered by the Economic Deceleration

YoY Growth

Total Loans

[GRAPHIC OMITTED]

2,687 Total Deposits

[GRAPHIC OMITTED]

[]   Over all loan growth deceleration over last twelve months reflecting economic slowdown

[]   Market recovery expected in 2014 , approximate 15% YoY system loan growth

Source: CNBV Banks as of February 2014 -- Billions of Pesos.

Notes:

1)   Includes government and financial entities

2)   Includes credit cards, payroll and personal loans

Total Loans

+16%
352,267
365,360
378,795
394,932
409,349
(11)%
+22%
1Q13
2Q13
3Q13
4Q13
1Q14
Corporates
Retail

1Q13

Consumer 8%
Middle-Marke 22%
Credit Cards 10%
Mortgages 21%
orporates 18%
SMEs 10%
Gov&FinEnt 11%

1Q14

Consumer 7%
Middle-Market 23%
Credit Cards 10%
Mortgages 24%
orporates 14%
SMEs 11%
Gov&FinEnt 11%

Source: Company filings CNBV GAAP

Notes: * Includes middle-market, government and financial institutions

5

Santander

Santander Mexico's Total Loan Growth Up 16%, Well Above-Market Levels and with
Strong Performance Across all Core Products[]

Total Loans

[GRAPHIC OMITTED]

1Q13

[GRAPHIC OMITTED]

1Q14

[GRAPHIC OMITTED]

Source: Company filings CNBV GAAP

Notes:  * Includes middle-market, government and financial institutions

Individual Loans

1Q13 136,973 → +21% → 165,829 1Q14

Mortgages

+32%
72,806
75,167
76,782
90,711
95,865
+6%
1Q13
2Q13
3Q13
4Q13
1Q14

Credit Cards

+9%
37,117
38,253
39,347
40,079
40,506
+1%
1Q13
2Q13
3Q13
4Q13
1Q14

- Change in trend in credit cards

Consumer[1]

Personal
Payroll
+9%
27,050
27,817
28,721
29,226
29,458
+1%
1Q13
2Q13
3Q13
4Q13
1Q14

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

[]Mainly Driven by the 21% YoY Increase in Individual Loans, Principally
Reflecting Strong Growth in76,782 Mortgages[] 75,167

Individual Loans

1Q13 136,973

+21%

165,829 1Q14

Mortgages

[GRAPHIC OMITTED]

Credit Cards

[GRAPHIC OMITTED]

39,347 Consumer(1)

[GRAPHIC OMITTED]

[]   2(nd) largest market player

[]   Focus on mid and high income residential market

[]   Organic growth above market rates, further supported with inorganic expansion

[]   Change in trend in credit cards

[]   Excluding the sale of the payroll loan portfolio, consumer loans expanded by 15%

Source: Company filings CNBV GAAP
Notes:

1)   Includes personal, payroll and auto loans

Commercial Loans

1Q13 215,294 → +13% → 243,520 1Q14

SMEs
+29%
35,120
37,766
39,629
41,355
45,322
+10%
1Q13
2Q13
3Q13
4Q13
1Q14
Middle-Market
+21%
79,019
84,221
87,214
91,415
95,576
+5%
1Q13
2Q13
3Q13
4Q13
1Q14
Corporates
-11%
63,055
70,392
75,196
62,413
56,006
-10%
1Q13
2Q13
3Q13
4Q13
1Q14
Government & Fin Entities
+22%
38,100
31,744
31,906
39,733
46,616
+17%
1Q13
2Q13
3Q13
4Q13
1Q14

Source: Company filings CNBV GAAP

7

Santander

[]while Continued Strong Growth in SMEs is further Supported by Solid

Performance in Middle-Market Loans

Commercial Loans

1Q13 79,019 1Q14 215,294 +13% 243,520

SMEs

[GRAPHIC OMITTED]

Corporates

[GRAPHIC OMITTED]

Middle-Market

[GRAPHIC OMITTED]

75,196
Government and Fin Entities

[GRAPHIC OMITTED]

Source: Company filings CNBV GAAP

Total Deposits

+10%
364,120
378,703
389,524
404,668
401,081
-1%
Term
Demand
41%
59%
42%
58%
38%
62%
36%
64%
36%
64%
1Q13[1]
2Q13
3Q13
4Q13
1Q14

Demand
+18%
215,703
255,062
1Q13
1Q14

Term*
-2%
148,417
146,019
1Q13
1Q14

Source: Company filings CNBV GAAP

Notes: * Includes money market

8

Santander

Expansion in Demand Deposits Drives Higher Deposit Base and Contributes
Positively to Cost of Funding

Total Deposits

[GRAPHIC OMITTED]

[]   Strong growth in demand deposits, especially in SME and individuals

[]   Optimizing term deposits cost

[]   Specific products for our "Select" (VIP) client base

[]   New branches began contributing to deposit growth

Source: Company filings CNBV GAAP

Notes:  * Includes money market
        1) 1Q13 demand deposits were adjusted  Ps.10,800  downward in order 8 to deduct the effect from a reclassification  that is not reflected in CNBV reported figures

Sound Liquidity and Strong Capital Position

Net Loans to Deposits[1]

+4.6 pp
+4.5 pp
93.5%
92.3%
93.2%
93.6%
98.1%
1Q13[2]
2Q13
3Q13
4Q13
1Q14

Debt Maturity

1,500
4,100
1,700
12,759
16,900
2014
2016
2021
2022
2023

Core Capital and Capitalization

Capitalization
Core capital
15.6%
15.3%
15.7%
15.9%
15.7%
15.4
15.2
15.6
12.8
12.6
1Q13
2Q13
3Q13
4Q13
1Q14

Source: Company filings CNBV GAAP

9

Santander

Sound Liquidity and Strong Capital Position

Net Loans to Deposits(1)

[GRAPHIC OMITTED]

Debt Maturity

[GRAPHIC OMITTED]

[] Attractive debt maturity profile

[] U$1.3    billion long term debt issuance optimized balance hedging

Core Capital and Capitalization

[GRAPHIC OMITTED]

Source:           Company filings CNBV GAAP
Notes:

1)   Loans net of allowances divided by total deposits (Demand + Term) 9

2)   Ratio difers from the one reported in 2013, due to the adjustment in demand deposits, explained in previous slide

NIM above 5% and Net Interest Income Up 4% YoY, Mainly Reflecting Loan

Growth and Lower Cost of Deposits[]

Net Interest Income and NIM(1)

[GRAPHIC OMITTED]

[]   NIM decreased 16bps YoY

[]   NII grew 4% YoY, principally due to: * Retail business: +12.2%* Corporate loans: -21.8% * Investment in securities: -6%

[]   Further supported by a lower cost of deposits: * Interest expense: -14%

[]   Cost of funding up 9% QoQ, due to recent US$1.3bn bond issuance

Source: Company filings CNBV GAAP

Notes:  1) Financial margin divided by daily average interest earnings assets

…which Together with Solid Net Commissions and Fees…

Net Commissions and Fees

6.4%
3,218
3,052
3,301
3,310
3,423
+3%
1Q13
2Q13
3Q13
4Q13
1Q14

27%
25%
19%
11%
9%
5%
4%
Credit Cards
Insurance
Cash Mangmt*
Financial Advisory
Investment Funds
Foreign trade
Cap Mkts & Sec

Source: Company filings CNBV GAAP

11

Santander

[]which Together with Solid Net Commissions and Fees[]

Net Commissions and Fees

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Credit Cards Insurance Cash Mangmt* Financial Advisory Investment Funds Foreign
trade Cap Mkts and Sec

                                                                      Var YoY
                        ---------- ---------- ---------- --- ------- --- ----
                        1Q13       4Q13       1Q14       $$          %
                        ---------- ---------- ---------- --- ------- --- ----
Credit Cards                   852        882       948       96         11%
Insurance                      791        856       875       84         11%
Cash Mangmt*                   561        601       650       89         16%
Financial Advisory             418        383       396      -22         -5%
Investment Funds               306        318       312         6         2%
Comex                          142        131       170       28         20%
Cap Mkts and Sec                 135        153       127        -8        -6%
Others                          13        -23        -55     -68           na
----------------------- ---------- ---------- ---------- --- ------- --- ----
Net commisions and fees     3,218      3,301      3,423      205          6%
----------------------- ---------- ---------- ---------- --- ------- --- ----

Source: Company filings CNBV GAAP

Notes:  * Includes fees from: collections and payment s and account management

Gross Operating Income*

+1%
12,903
13,259
12,967
12,796
12,969
+1%
1Q13
2Q13
3Q13
4Q13
1Q14

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.

12

Santander

[]Resulted in Stable Gross Operating Income Despite Unusually High Trading Gains
12,903 in 1Q13 13,259

Gross Operating Income*

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Financial Margin

Net commissions and fees

Net gain (loss) on financial assets and liabiities

                                                                           Var YoY
                                    --------- ---------- --------- --------------- ----------
                                    1Q13      4Q13       1Q14      Var $$          Var %
                                    --------- ---------- --------- --------------- ----------
Financial Margin                        8,636     9,384     8,993         357              4%
Net commissions and fees                3,218     3,310     3,423         205              6%
Net gain (loss) on financial assets
                                        1,049        102       553       -496           -47%
and liabiities
----------------------------------- --------- ---------- --------- --------------- ----------
Gross Operating Income*                12,903    12,796    12,969           66             1%
----------------------------------- --------- ---------- --------- --------------- ----------

Source: Company filings CNBV GAAP

Notes:  *Gross Operating Income does not include Other Income.

Loan Loss Reserves (LLR)

-4%
2,804
3,348
3,102
3,598
3,469
1Q13
2Q13
3Q13
4Q13
1Q14

Cost of Risk[1]

+0bps
3.19%
3.44%
3.38%
3.45%
3.45%
1Q13
2Q13
3Q13
4Q13
1Q14

Source: Company filings CNBV GAAP

* Commercial loans include financial institutios and government

* Commercial NPLs reflect the exposure to homebuilders

13

Santander

Loan Loss Reserves Beginning to Stabilize with NPLs Down 16bp QoQ

Loan Loss Reserves (LLR)2,804

[GRAPHIC OMITTED]

Cost of Risk(1)

[GRAPHIC OMITTED]

NPLs                                  1Q13      4Q13      1Q14      Var YoY (bps) Var QoQ (bps)
------------------------------------- --------- --------- --------- ---------------------------
Consumer                                 3.52%     3.89%     4.14%               61 25
 Credit Card                              2.95%     2.67%     3.20%              25  53
Mortgages                                3.24%     4.48%     4.30%             107  -18
Commercial*                              1.03%     3.69%     3.44%             242  -25
  SMEs                                   2.20%     3.03%     2.50%               30 -53
------------------------------------- --------- --------- --------- --------------- -----------
Total Loans                              1.83%     3.56%     3.40%             157  -15
===================================== ========= ========= ========= =============== ===========
Total Loans (ex-homebuilders and ING)    1.83%     2.15%     2.04%               21 -11
------------------------------------- --------- --------- --------- --------------- -----------

Source: Company filings CNBV GAAP

Notes:  1) Annualized loan loss reserves (1Q14x4) divided by average loans
        * Commercial loans include financial institutios and government 13
        * Commercial NPLs reflect the exposure to homebuilders

Administrative & Promotional Expenses

11.6%
5,288
5,314
2,803
2,737
199
5,730
5,902
0%*
1Q13
2Q13
3Q13
4Q13
1Q14

Expenses Breakdown

7%
44%
49%
Personnel
Admin expenses*
Dep and amortization

Efficiency[1]

+4.5 pp
39.8%
39.2%
39.9%
6.9%
33.0%
41.1%
5.6%
35.5%
44.3%
1Q13
2Q13
3Q13
4Q13
1Q14

14

Santander

Ongoing Branch Expansion Costs Affect YoY Comparisons Despite Stringent Cost
Controls

Administrative and Promotional Expenses

[GRAPHIC OMITTED]

Efficiency(1)

[GRAPHIC OMITTED]

Expen

[GRAPHIC OMITTED]

                                                   Var YoY
                      ------- ------- ------- -----------------
                      1Q13    4Q13    1Q14    Var $$    Var %
                      ------- ------- ------- --------- -------
Personnel              2,350   2,318   2,587       237      10%
Admin expenses*        2,556   3,006   2,890       334      13%
Dep and amortization      382     406     425        43     11%
--------------------- ------- ------- ------- --------- -------
Admin and prom expenses  5,288   5,730    5,902      614    11.6%
--------------------- ------- ------- ------- --------- -------

Source: Company filings CNBV GAAP

Notes:  * Variation considers adjusted expenses in 4Q13

1)   Annualized opex (1Q14x4) divided by annualized income before14opex (net of allowances) (1Q14x4)

Net Income (reported)

-31%
4,717
4,143
5,882
6,134
3,259
-47%
1Q13
2Q13
3Q13
4Q13
1Q14

Net Income (comparable)[1]

-27%
4,552
3,259
+9%
4,467
3,920
2,994
1Q13
2Q13
3Q13
4Q13
1Q14

ROAE[2]

Comparable
19.4%*
18.5%*
19.8%
21.7%
13.5%
1Q13
2Q13
3Q13
4Q13
1Q14

15

Santander

Strong Loan Growth and Branch Expansion Not Yet Fully Reflected in
Profitability 5,882

4,717
Net Income (reported)

[GRAPHIC OMITTED]

Net Income (comparable)(1)

[GRAPHIC OMITTED]

ROAE(2)

[GRAPHIC OMITTED]

3,920
[] Effective tax rate of 18% in 1Q14 compares with 11% in 1Q13

Source: Company filings CNBV GAAP
Notes:

1)   Comparable net income for 2013 includes branch expansion expenses 15

2)   Annualized net income (1Q14x4) divided by average equity (4Q13,1Q14)

Based on this Framework We Maintain Guidance for 2014

Metrics	2014 Target
▪ Total Loans	Δ ~15%
• Consumer + Credit Cards	Δ ~15%-18%
• SMEs	Δ ~20%-23%
• Mortgages	Δ ~10%
▪ Total Deposits	Δ ~10%12%
▪ Expenses	Δ Below 10%
▪ Operating Income Growth	Δ 3pp above expenses
▪ Cost of Risk	Below 3.7%
▪ Tax Rate	No more than 28%

16
Santander

Based on this Framework We Maintain Guidance for 2014

Metrics

* Total Loans

[] Consumer + Credit Cards

[] SMEs

[] Mortgages

* Total Deposits  * Expenses* Operating Income Growth * Cost of Risk * Tax Rate

 2014 Target

[] ~15%

[] ~15%-18%

[] ~20%-23%

[] ~10%

[]   ~10%12%

[] Below 10%

[]   3pp above expenses Below 3.7% No more than 28%

Questions and Answers

[GRAPHIC OMITTED]

Annexes

Consolidated Income Statement

                                                                                   % Change
                                          1Q14        4Q13        1Q13
                                                                              QoQ           YoY
                                          ----------- ----------- -----------
Interest income                              13,642      13,663      13,608        (0.2)           0.2
Interest expense                             (4,649)     (4,279)     (4,972)         8.6         (6.5)
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Financial margin                               8,993       9,384       8,636       (4.2)           4.1
Allowance for loan losses                    (3,469)     (3,598)     (2,804)       (3.6)         23.7
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Financial margin after allowance for loan
                                               5,524       5,786       5,832       (4.5)         (5.3)
losses
Commision and fee income                       4,061       3,998       3,822         1.6           6.3
Commision and fee expense                      (638)       (688)       (604)       (7.3)           5.6
Net gain /(loss) on financial assets and
                                                 553         102       1,049      442.2         (47.3)
liabilities
Othe operating income / (loss)                   360         407         395      (11.5)         (8.9)
Administrative and promotional expenses      (5,902)     (5,730)     (5,288)         3.0         11.6
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Total operating income                         3,958       3,875       5,206         2.1       (24.0)
Equity in results of subsidiaries and
                                                  17          24          15      (29.2)         13.3
associated companies
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Income from continuing operations before
                                               3,975       3,899       5,221         1.9       (23.9)
income taxes
Income taxes                                   (716)         293       (552)     (344.4)         29.7
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Income from continuing operations              3,259       4,192       4,669      (22.3)       (30.2)
Discontinued operations                             0      1,943          48
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Consolidated net income                        3,259       6,135       4,717      (46.9)       (30.9)
Non-controlling interest                            0         (1)           0
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Net income                                     3,259       6,134       4,717      (46.9)       (30.9)
                                          -----------

Source: Company filings CNBV GAAP
        Millions of pesos

Consolidated Balance Sheet

                                                                                             % Change
                                                           1Q14      4Q13      1Q13
                                                                                         QoQ          YoY
                                                           --------- --------- --------- ------------ ---------
Cash and due from banks                                      94,408    89,654   102,461        5.3        (7.9)
Margin accounts                                                2,894     3,265     3,830    (11.4)       (24.4)
Investment in securities                                    218,047   170,244   201,150       28.1         8.4
Debtors under sale and repurchase agreements                   8,413   35,505    21,148     (76.3)       (60.2)
Derivatives                                                  73,878    73,619    94,565        0.4       (21.9)
Valuation adjustment for hedged financial assets                  29         4       246    625.0        (88.2)
Total loan portafolio                                       409,349   394,932   352,267        3.7        16.2
Allowance for loan losses                                   (16,081)  (16,222)  (11,954)     (0.9)        34.5
Loan portafolio (net)                                       393,268   378,710   340,313        3.8        15.6
Accrued income receivable from securitization transactions       127       124         0      n.a.         n.a.
Other receivables (net)                                      48,641    42,866    72,856       13.5       (33.2)
Foreclosed assets (net)                                          344       425       136    (19.1)       152.9
Property, furniture and fixtures (net)                         4,704     4,773     4,058     (1.4)        15.9
Long-term investment in shares                                   162       145       167      11.7        (3.0)
Deferred taxes (net)                                         18,067    18,088    11,049      (0.1)        63.5
Deferred charges, advance payments and intangibles             4,085     4,173     3,875     (2.1)         5.4
Other assets                                                     206       202       169       2.0        21.9
Assets from discontinued operations                                0         0       712      n.a.         n.a.
========================================================== ========= ========= ========= ============ =========
Total assets                                                867,273   821,797   856,735        5.5         1.2
Deposits                                                    423,375   430,921   410,825      (1.8)         3.1
Bank and other loans                                         42,854    45,380    31,094      (5.6)        37.8
Creditors under sale and repurchase agreements              114,581    77,132   116,299       48.6        (1.5)
Collateral sold or pledged as guarantee                      17,956    12,339    18,130       45.5        (1.0)
Derivatives                                                  74,146    73,425    92,751        1.0       (20.1)
Other payables                                               78,366    70,302    83,789       11.5        (6.5)
Subordinated debentures                                      17,043    16,824          0      n.a.         n.a.
Deferred revenues                                                846       773     1,011       9.4       (16.3)
Liabilities from discontinued operations                           0         0       317      n.a.         n.a.
========================================================== ========= ========= ========= ============ =========
Total liabilities                                           769,167   727,096   754,216        5.8         2.0
========================================================== ========= ========= ========= ============ =========
Total stockholders' equity                                   98,106    94,701   102,519        3.6        (4.3)

Source: Company filings CNBV GAAP
        Millions of pesos